Form 10-K, Exhibit 13
period 1996-12-31
ULTRATECH STEPPER INC
filed 1997-03-28
CIK 909791

                                   EXHIBIT 13
       ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1996
                            SELECTED FINANCIAL DATA

                                                            1996        1995        1994       1993*      1992*
                                                         ----------  ----------  ----------  ---------  ---------
                                                                   IN THOUSANDS, EXCEPT PER SHARE DATA
OPERATIONS:
Net sales..............................................  $  193,508  $  157,831  $   91,344  $  54,136  $  35,309
Gross profit...........................................     104,893      82,288      46,037     26,683     17,548
Gross profit as a percentage of sales..................          54%         52%         50%        49%        50%
Operating income.......................................  $   46,678  $   31,782  $   15,291  $   6,833  $   2,220
Income before income taxes.............................      52,707      36,170      16,445      6,689      2,089
Pretax income as percentage of sales...................          27%         23%         18%        12%         6%
Net income.............................................  $   35,311  $   24,234  $   11,019  $   4,123  $   1,304
Net income per share...................................  $     1.66  $     1.20  $     0.65     N/A        N/A
Dividends per share....................................      --          --          --         --         --
Number of shares used in per share computation.........      21,324      20,158      16,932     N/A        N/A

BALANCE SHEET:
Cash, cash equivalents and short-term investments......  $  167,409  $  161,356  $   50,246  $  26,242  $     176
Working capital........................................     212,684     176,174      69,368     32,977      6,307
Total assets...........................................     280,772     245,428     104,789     56,381     16,765
Long-term obligations, less current portion............      --          --             400        800     --
Stockholders' equity...................................     239,947     199,658      80,027     38,091      8,323

OTHER DATA:
Return on average equity...............................          16%         17%         19%        18%        15%
Book value per common share outstanding................  $    11.81  $    10.08  $     4.84     N/A        N/A
Current ratio..........................................        6.40        4.94        3.93       2.89       1.76
Long-term debt to equity ratio.........................        0.00        0.00        0.00       0.02       0.00
Capital expenditures...................................  $    7,849  $    9,760  $    7,759  $   2,752  $     972
Income tax as percentage of pretax income..............          33%         33%         33%        38%        38%

------------------------

* Ultratech Stepper, Inc. (the "Company") acquired certain assets and liabilities of the Ultratech Stepper Division (the "Predecessor") of General Signal Corporation on March 8, 1993. The amounts, as presented above, reflect historical results and do not include pro forma adjustments, which may have been incurred as an independent company. Net income per share for each of the two years in the period ended December 31, 1993 is not presented because of a lack of comparability between the capital structure of the Company and the Predecessor.

QUARTERLY DATA

                                                                           1ST        2ND        3RD        4TH
                                                                        ---------  ---------  ---------  ---------
                                                                                 UNAUDITED, IN THOUSANDS,
                                                                                  EXCEPT PER SHARE DATA
1996
Net sales.............................................................  $  51,713  $  51,793  $  46,502  $  43,500
Gross profit..........................................................     27,654     28,102     25,343     23,794
Operating income......................................................     11,527     12,531     11,622     10,998
Net income............................................................      8,641      9,276      8,835      8,559
Net income per share..................................................  $    0.41  $    0.44  $    0.42  $    0.40
Number of shares used in per share computations.......................     21,225     21,279     21,204     21,359

1995
Net sales.............................................................  $  32,075  $  36,255  $  42,205  $  47,296
Gross profit..........................................................     16,225     18,712     22,122     25,229
Operating income......................................................      5,628      6,995      8,693     10,466
Net income............................................................      4,116      5,260      6,815      8,043
Net income per share..................................................  $    0.22  $    0.27  $    0.32  $    0.38
Number of shares used in per share computations.......................     18,360     19,533     21,355     21,356

                            MANAGEMENT'S DISCUSSION

OVERVIEW

    Ultratech develops, manufactures and markets photolithography equipment (steppers) designed to reduce the cost of manufacturing integrated circuits
(ICs), thin film heads (TFHs) for disk drives and micromachined components. The Company supplies step-and-repeat systems based on one-to-one reflective and refractive optical technology to customers located throughout the United States, Europe, Asia/ Pacific and Japan. These products range from low-cost systems for high-volume manufacturing to advanced systems for cost-effective production of leading-edge devices.

    The following discussion should be read in conjunction with the consolidated financial statements, and notes thereto, included elsewhere herein. For a further discussion of the Company's business, please refer to the Company's 1996 Annual Report on Form 10-K, which is included as an integral component of the Annual Report to Stockholders.

RESULTS OF OPERATIONS

    The Company's operating results have fluctuated significantly in the past and will continue to fluctuate significantly in the future depending upon a variety of factors, including cyclicality in the Company's target markets; the mix of products sold; the timing of new product announcements and releases by the Company or its competitors; market acceptance of new products and enhanced versions of the Company's products; the timing of significant orders; manufacturing inefficiencies associated with the start up of new product introductions; lengthy sales cycles for the Company's systems; customer concentration; ability to volume produce systems and meet customer requirements; patterns of capital spending by customers; product discounts; changes in pricing by the Company, its competitors, customers or suppliers; political and economic instability; natural disasters; regulatory changes; business interruptions related to the Company's occupation of its facilities; and various competitive factors including price-based competition and competition from vendors employing other technologies. The Company's gross profit as a percentage of sales has been and will continue to be significantly affected by a variety of factors, including the percentage of international sales, which typically have lower gross margins than domestic sales principally due to higher field service and support costs; the introduction of new products, which typically have higher manufacturing costs until manufacturing efficiencies are realized and are discounted more than existing products until the products gain market acceptance; nonlinearity of shipments during the quarter; increased competition in the Company's targeted markets; the mix of products sold; the rate of capacity utilization; and the implementation of subcontracting arrangements. As a result of its distribution agreement with Innotech Corporation, its Japanese distributor, gross profit as a percentage of total net sales may be adversely impacted in any particular period by significant system shipments to the Japanese market.

    The Company derives a substantial portion of its total net sales from sales of a relatively small number of new systems, which typically range in price from $800,000 to $2.1 million. As a result, the timing of recognition of revenue from a single transaction has had and could continue to have a significant impact on the Company's net sales and operating results. The Company's backlog at the beginning of a period may not include all of the sales needed to achieve the Company's objectives for that period. In addition, orders in backlog are subject to cancellation, delay, deferral or rescheduling by a customer with limited or no penalties. Consequently, the Company's net sales and operating results for a period have been and continue to depend upon the Company obtaining orders for systems to be shipped in the same period in which the order is received. The Company's business and financial results for a particular period could be materially adversely affected if an anticipated order for even one system is not received in time to permit shipment during the particular period. Furthermore, a substantial portion of the Company's net sales has historically been realized near the end of each quarter. Accordingly, the failure to receive anticipated orders or delays in shipments near the end of a particular quarter, due, for example, to unanticipated shipment reschedulings, cancellations, delays or deferrals by customers or to unexpected manufacturing difficulties or delays in deliveries by suppliers due to their long production lead times or otherwise, may cause net sales in a particular period to fall significantly below the Company's expectations, which would materially adversely affect the Company's operating results for such period. In particular, the significantly long manufacturing cycles of the Company's linear motor-based steppers, which include the Model 2244i stepper, Model 4700 stepper, Titan Wafer Stepper and Saturn Wafer Stepper, and the long lead time for lenses and other materials, could cause shipments of such products to be delayed from one quarter to the next, which could materially adversely affect the Company's financial condition and results of operations for a particular quarter. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer or cancel purchases of the Company's existing systems, which would also materially adversely affect the Company's business, financial condition and results of operations.

    The impact of these and other factors on the Company's sales and operating results in any future period cannot be forecast with certainty. The Company's business has in prior years been subject to seasonality, although the Company believes such seasonality has been masked in recent years by its growth. In addition, the need for continued expenditures for research and development, capital equipment purchases and ongoing training and customer service and support worldwide, among other factors, will make it difficult for the Company to reduce its significant operating expenses in a particular period if the Company's net sales goals for the period are not met. The Company has significantly increased its expense levels to support its recent growth, and there can be no assurance that the Company will maintain or exceed its current level of net sales for any period in the future. Accordingly, there can be no assurance that the Company will be able to remain profitable or that it will not sustain losses in future periods.

    Certain of the statements contained in this Annual Report are forward-looking statements that involve a number of risks and uncertainties. In addition to the factors discussed herein, among other factors that could cause actual results to differ materially include the following: cyclicality of the IC and magnetic recording head industries; importance of the Company's mix-and-match strategy; expansion of the Company's operations; management of growth; customer concentration; lengthy sales cycle; highly competitive industry; rapid technological change; importance of timely product introduction; dependence on key personnel; international sales; dependence on local distributor in the Japanese market; sole or limited sources of supply; intellectual property matters; environmental regulations; effects of certain antitakeover provisions; volatility of stock price; and the other risk factors listed from time to time in the Company's SEC reports, including but not limited to the Company's 1996 Annual Report on Form 10-K.

    Due to these and additional factors, historical results and percentage relationships discussed below will not necessarily be indicative of the results of operations for any future period.

NET SALES

1996 VS. 1995

    Net sales consist of revenue from system sales, spare parts sales and service. Net sales for 1996 were $193.5 million, an increase of 23% over net sales of $157.8 million for 1995. This increase was primarily due to a three-fold unit shipment increase in the Company's Model 1700 Series stepper with machine vision system (MVS), which addresses the market for back-end processing of thin film heads; higher unit sales of the Company's Titan Wafer Stepper, which addresses the market for photosensitive polyimide applications as well as the markets for scanner replacement and high-volume/low-cost semiconductor fabrication; and a shift by thin film head manufacturers from the Model 2700 stepper to the Company's more advanced Model 4700 stepper. These factors were partially offset by lower unit sales of the Company's Model 2244i stepper, which addresses the market for mix-and-match in advanced IC fabrication, enabling customers to combine the Company's 1X steppers for noncritical layers with reduction steppers for critical layers. Overall, the Company's system shipments increased 11% and the weighted average selling price of all systems sold increased by 9%. Net sales from spare parts and service in 1996 increased 22% over 1995 levels, resulting primarily from an increased number of system upgrades and higher service and spares sales resulting from a larger installed base of the Company's systems in 1996, as compared with 1995. Strength in the Company's international markets also contributed to the year-over-year dollar increase in net sales. International sales for 1996 were $102.1 million, an increase of 17% over international sales of $87.2 million in 1995. This increase was primarily due to increased sales of the Company's Model 1700 MVS Series steppers to thin film head manufacturers in Southeast Asia. During 1996, international sales represented 53% of total sales, as compared to 55% of total sales in 1995. The Company's operations in foreign countries are not currently subject to significant exchange rate fluctuations, principally because sales contracts for the Company's systems are typically denominated in U.S. dollars. However, international sales expose the Company to a number of additional risk factors, including fluctuations in the value of local currencies relative to the U.S. dollar which, in turn, impact the relative cost of ownership of the Company's products. The Company believes that the current strength of the U.S. dollar, particularly in relation to the Japanese yen, may place the Company at a competitive disadvantage.

    Although the thin film head segment of the magnetic recording head industry has recently experienced significant growth, the Company expects that this industry may not sustain such a growth rate in the future. Additionally, the semiconductor industry has experienced a cyclical downturn, as evidenced by recent results of the industry's book-to-bill ratio, as published by the Semiconductor Industry Association. Although the most recent monthly book-to-bill ratios have exceeded parity, bookings levels for the semiconductor industry remain significantly below levels from the comparable period one year ago. Additionally, the semiconductor equipment industry's book-to-bill ratio, as published by Semiconductor Equipment and Materials International (an industry association), continues to show significant market weakness, particularly among front-end equipment suppliers, which include the Company. Additional evidence of an existing industry downturn is exhibited by recent announcements by several semiconductor manufacturers of delays or cancellations of previously planned capacity additions and continued weakness in DRAM and other computer memory pricing. The Company has recently experienced cancellations of purchase orders, shipment delays and purchase order restructurings by several of its customers and anticipates that this trend will continue for some time. Accordingly, the Company can give no assurance that it will be able to achieve or maintain its current or prior level of sales. Additionally, based on present market conditions, the Company presently expects that future quarterly comparisons, through at least the second quarter of 1997, will indicate a period-over-comparable period decline in the Company's net sales.

    Because the Company's net sales are subject to a number of risks, including intense competition in the capital equipment industry and the timing and market acceptance of the Company's products, there can be no assurance that the Company will exceed or maintain its current level of net sales for any period in the future. Additionally, the Company believes that the market acceptance and volume production of the Titan Wafer Stepper and Saturn Wafer Stepper are of critical importance to the successful implementation of its mix-and-match strategy and its future financial results. To the extent that the Company's mix-and-match products do not achieve significant sales due to difficulties involving manufacturing or engineering, an inability to reduce the long manufacturing cycles, direct competition from mix-and-match systems manufactured by the Company's competitors, or any other reason, the Company's business, financial condition and results of operations would be materially adversely affected.

1995 VS. 1994

    Net sales for 1995 were $157.8 million, an increase of 73% over net sales of $91.3 million for 1994. This increase was primarily due to higher unit sales for the Company's Model 1500/1700 Series steppers and the Model 2244i stepper. Overall, the Company's system shipments increased 73% and the average selling price of all systems sold increased by 4%. Net sales from spare parts and service in 1995 increased 34% over 1994 levels, resulting primarily from a larger installed base of the Company's systems in 1995 as compared with 1994, partially offset by increased reliability levels achieved by the Company's more mature product lines. Strength in the Company's international markets also contributed to the year-over-year increase in net sales. International sales for 1995 were $87.2 million, an increase of 67% over international sales of $52.1 million in 1994, principally from sales to customers located in Europe and Asia/Pacific. During 1995, international sales represented 55% of total sales, as compared to 56% in 1994.

GROSS PROFIT

1996 VS. 1995

    The Company's gross profit as a percentage of net sales has been and will continue to be affected by a variety of factors, including the percentage of international sales, which typically have lower gross margins than domestic sales principally due to higher field service and support costs; the introduction of new products, which typically have higher manufacturing costs until manufacturing efficiencies are realized and are discounted more than existing products until the products gain market acceptance; and increased competition in the Company's targeted markets. As a result of its distribution agreement with Innotech Corporation, its Japanese distributor, gross profit as a percentage of total net sales may be negatively impacted in any particular period by significant system shipments to the Japanese market.

        (Bar graph depicting Gross Profit as a Percentage of Net Sales)

    The Company's gross profit as a percentage of sales was 54.2% for 1996, as compared with 52.1% for 1995. This increase in gross profit percentage was primarily attributed to a favorable product mix, higher weighted average selling prices for the Company's systems, fewer system shipments to the Japanese market, increased after-sales efficiencies and lower required provisions for the Company's profit sharing and executive incentive plans. These positive factors were partially offset by the impact of manufacturing inefficiencies caused by changes in the Company's shipment schedule, underutilization of manufacturing capacity and an unusually high degree of nonlinearity of shipments during the Company's 1996 fiscal quarters.

1995 VS. 1994

    The Company's gross profit as a percentage of sales was 52.1% for 1995 as compared with 50.4% for 1994. This increase in gross profit percentage was primarily attributed to increased manufacturing efficiencies resulting from higher production levels of the Company's Model 1500/1700 Series steppers and Model 2244i stepper and shortened manufacturing cycle times for the Company's Model 2244i stepper, partially offset by increased after-sales support in the Company's foreign markets. The gross profit percentage for 1995 also benefited from a moderation in sales to Japan. Although net sales to Japan increased during 1995, relative to 1994 levels, net sales to Japan declined as a percentage of total net sales.

RESEARCH, DEVELOPMENT AND ENGINEERING

1996 VS. 1995

    The Company's research, development and engineering expenses, net of third-party funding, were $27.2 million for 1996, an increase of 20% over the $22.7 million recorded for 1995. This increase was primarily attributed to the continued development, enhancement, manufacturing support and sales demonstration support of the Company's Model 2244i stepper, Model 4700 stepper, Titan Wafer Stepper and Saturn Wafer Stepper; expenditures related to the enhancement of features and functionality of the Company's Model 1500 and Model 1700 Series steppers; and certain advanced research projects. These factors were partially offset by lower required provisions for the Company's profit sharing and executive incentive plans.

(Bar graph depicting Research, Development and Engineering Expenses in millions of dollars)

    In February 1997, the Company completed the acquisition of the assets of Lepton Inc., a developer of electron beam lithography systems. As a result of this acquisition, the Company expects to recognize approximately $4 million, or $0.12 per share, net of related income tax benefits, of in-process research and development cost during the first quarter of 1997. Additionally, the acquisition of these operations may significantly increase research, development and engineering expenses in the future. There can be no assurance that these additional expenditures, or expenditures for other advanced research projects, will be successful or that commercial products will result from such projects.

    The Company intends to continue to invest significant resources in the development of new products and enhancements of existing semiconductor and thin film head lithography systems and expects the absolute dollar amount of research, development and engineering expenses for 1997 to increase as compared with 1996. Additionally, the Company intends to expand its development and application capabilities to certain foreign locations. The Company currently anticipates that a significant portion of these expenditures may take place during the latter half of 1997.

1995 VS. 1994

    The Company's research, development and engineering expenses were $22.7 million for 1995, an increase of 62% over the $13.9 million recorded for 1994. This increase was primarily attributed to research and development expenses for the Company's Saturn Wafer Stepper; the continued development, enhancement, manufacturing support and application support of the Company's Model 2244i stepper; as well as development expenses for the Company's Titan Wafer Stepper and Model 4700 stepper; and certain other advanced research projects.

SELLING, GENERAL AND ADMINISTRATIVE

1996 VS. 1995

    Selling, general and administrative expenses were $31.0 million, an increase of 11% over $27.9 million for 1995. As a percentage of net sales, selling, general and administrative expenses declined to 16.0% of net sales in 1996, as compared to 17.6% of net sales in 1995. The significant reduction in selling, general and administrative expenses, as a percentage of net sales, can be primarily attributed to cost containment measures implemented during the year, lower required provisions for the Company's profit sharing and executive incentive plans and lower commission expense resulting from higher direct sales relative to total net sales for the year. The significant dollar increase in 1996 reflects the Company's increases in sales, service and support expenses typically associated with an increase in sales, partially offset by the Company's cost containment measures, lower required provisions for the Company's profit sharing and executive incentive plans and lower commission expense resulting from higher direct sales relative to total net sales.

    The Company currently anticipates that it will add additional service centers in Southeast Asia during the first half of 1997 as a result of recent sales activity and in an attempt to expand market opportunities in that region. Due to these and other factors, the dollar amount of selling, general and administrative expense may increase significantly in 1997.

        (Bar graph depicting Operating Income as a Percentage of Sales)

1995 VS. 1994

    Selling, general and administrative expenses were $27.9 million for 1995, an increase of 66% over the $16.8 million recorded for 1994. As a percentage of net sales, selling, general and administrative expenses declined to 17.6% of net sales in 1995 as compared to 18.4% of net sales in 1994. The significant dollar increase in 1995 reflects the Company's increases in sales, service and support expenses typically associated with an increase in sales, higher commissions associated with increased international sales and expenses to support the Company's expansion in Japan and the Far East.

OTHER INCOME, NET

    Other income, net, which consists primarily of interest income, was $6.3 million for 1996 as compared with $4.6 million for 1995 and $1.3 million for 1994. The increases in 1995 and 1996 were attributed to interest earned on increased levels of cash equivalents and short-term investments.

INCOME TAXES

    Income taxes represented 33% of income before income taxes for 1996, 1995 and 1994 and the Company presently anticipates that its effective tax rate in 1997 will remain at 33%. However, this rate may be impacted further by tax legislation and other factors. The Company's effective tax rate currently differs from the U.S. statutory rate as a result of state income taxes and benefits associated with the Company's foreign sales corporation, tax-exempt income and credits for research and development, net of other individually immaterial benefits.

LIQUIDITY AND CAPITAL RESOURCES

    Cash flows provided by operating activities were $12.6 million for the year ended December 31, 1996, as compared with $35.6 million for 1995. Positive cash flows from operating activities during the year were attributed to net income of $35.3 million and net noncash charges to income of $5.2 million, partially offset by a negative net effect from changes in operating assets and liabilities of $27.8 million. The negative net effect from changes in operating assets and liabilities was primarily the result of an increase in accounts receivable of $15.9 million, an increase in inventories of $8.1 million and a decline in deposits received on advance billings of $3.4 million. The increase in accounts receivable was primarily attributed to a significant percentage of the fiscal fourth quarter's sales being recognized near the end of the year and longer customer payment cycles. The Company anticipates this trend of nonlinearity of shipments and extended customer payment cycles to continue for at least the next several quarters. The increase in inventories was primarily attributed to a shift in product mix and lower sales of the Company's mix-and-match family of products. A significant portion of inventories at December 31, 1996 consist of materials and subassemblies for the Company's mix-and-match family of steppers. The Company believes that because of the relatively long manufacturing cycle of certain of its systems, particularly newer products, the Company's investment in inventories will continue to represent a significant portion of working capital.

    At December 31, 1996, the Company had working capital of $212.7 million. The Company's principal sources of liquidity at December 31, 1996 consisted of $167.4 million in cash, cash equivalents and short-term investments, a $3 million unsecured line of credit that expires in May 1998 and a $25 million unsecured line of credit that expires in June 1999. As of December 31, 1996, no amounts were outstanding under such facilities.

       (Bar graph depicting Capital Expenditures in millions of dollars)

    Cash provided by financing activities was $2.3 million for the year ended December 31, 1996, principally as a result of the issuance of Common Stock pursuant to the exercise of employee stock options and the Company's Employee Stock Purchase Plan.

    For the year ended December 31, 1996, net investment activities provided $2.5 million, as capital expenditures of $7.8 million were offset by a net $10.3 million reduction in the Company's available-for-sale securities.

    The development and manufacture of new lithography systems and enhancements are highly capital intensive. In order to be competitive, the Company must continue to make significant expenditures for capital equipment, sales, service, training and support capabilities, investments in systems, procedures and controls, expansion of operations and research and development, among many items. The Company expects that cash flow from operations, its cash, cash equivalents and short-term investments and funds available under its lines of credit will be sufficient to meet the Company's cash requirements for the next twelve months. Beyond the next twelve months, the Company may require additional equity or debt financing to address its working capital or capital equipment needs. Additionally, the Company may in the future pursue acquisitions of complementary product lines, technologies or businesses such as the acquisition of the assets of Lepton. Future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect any Company profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies; the diversion of management's attention from other business concerns; risks of entering markets in which the Company has no or limited direct prior experience; and the potential loss of key employees of the acquired company. In the event that such an acquisition does occur, there can be no assurance as to the effect thereof on the Company's business or operating results. Additionally, in 1996, the Company formed a wholly owned subsidiary for the purpose of financing customer purchases. If successful, this strategy may result in the formation of significant long-term receivables and would require the use of substantial amounts of working capital. To the extent that the Company's financial resources are insufficient to fund the Company's activities, additional funds will be required. There can be no assurance that additional financing will be available on reasonable terms or at all.

          (Bar graph depicting Working Capital in millions of dollars)

                          CONSOLIDATED BALANCE SHEETS

                                                                                    DECEMBER 31,  DECEMBER 31,
                                                                                        1996          1995
                                                                                    ------------  ------------
                                                                                    IN THOUSANDS, EXCEPT SHARE
                                                                                             AMOUNTS
                                                    ASSETS

Current assets:
  Cash and cash equivalents.......................................................   $   47,771    $   30,361
  Short-term investments..........................................................      119,638       130,995
  Accounts receivable, less allowance for doubtful accounts of $1,151 in 1996 and
    $613 in 1995..................................................................       39,845        23,917
  Inventories.....................................................................       35,524        27,387
  Prepaid expenses and other current assets.......................................          848         1,332
  Deferred income taxes                                                                   8,439         6,883
                                                                                    ------------  ------------

Total current assets..............................................................      252,065       220,875

Equipment and leasehold improvements, net.........................................       19,242        16,352
Restricted investments............................................................        5,129         4,996
Other assets......................................................................        4,336         3,205
                                                                                    ------------  ------------
Total assets......................................................................   $  280,772    $  245,428
                                                                                    ------------  ------------
                                                                                    ------------  ------------

                                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable................................................................   $    9,400    $   12,925
  Accrued expenses................................................................       23,929        23,217
  Advance billings................................................................          646         4,071
  Income taxes payable............................................................        5,406         4,088
  Promissory note.................................................................       --               400
                                                                                    ------------  ------------
Total current liabilities.........................................................       39,381        44,701

Deferred income taxes.............................................................          732           171
Other liabilities.................................................................          712           898
Commitments and contingencies
Stockholders' equity:
  Undesignated Preferred Stock, $.001 par value:
    2,000,000 shares authorized; none issued and outstanding......................       --            --
  Common Stock, $.001 par value:
    30,000,000 shares authorized;
      issued and outstanding--20,310,443 at December 31, 1996 and 19,802,411 at
      December 31, 1995...........................................................           20            20
  Additional paid-in capital......................................................      164,288       159,154
  Net unrealized gains on investments.............................................           65           221
  Retained earnings...............................................................       75,574        40,263
                                                                                    ------------  ------------
Total stockholders' equity........................................................      239,947       199,658
                                                                                    ------------  ------------
Total liabilities and stockholders' equity........................................   $  280,772    $  245,428
                                                                                    ------------  ------------
                                                                                    ------------  ------------

          See accompanying notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                YEARS ENDED DECEMBER 31,
                                                                            ---------------------------------
                                                                               1996        1995       1994
                                                                            ----------  ----------  ---------
                                                                             IN THOUSANDS, EXCEPT PER SHARE
                                                                                         AMOUNTS

Net sales.................................................................  $  193,508  $  157,831  $  91,344
Cost of sales.............................................................      88,615      75,543     45,307
                                                                            ----------  ----------  ---------

Gross profit..............................................................     104,893      82,288     46,037
Research, development and engineering.....................................      27,220      22,655     13,948
Selling, general and administrative.......................................      30,995      27,851     16,798
                                                                            ----------  ----------  ---------

Operating income..........................................................      46,678      31,782     15,291
Interest expense..........................................................        (236)       (206)      (127)
Other income, net.........................................................       6,265       4,594      1,281
                                                                            ----------  ----------  ---------

Income before income taxes................................................      52,707      36,170     16,445
Income taxes..............................................................      17,396      11,936      5,426
                                                                            ----------  ----------  ---------
Net income................................................................  $   35,311  $   24,234  $  11,019
                                                                            ----------  ----------  ---------
                                                                            ----------  ----------  ---------
Net income per share......................................................  $     1.66  $     1.20  $    0.65

Number of shares used in per share computations...........................      21,324      20,158     16,932
                                                                            ----------  ----------  ---------

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                    YEARS ENDED DECEMBER 31,
                                                                              ------------------------------------
                                                                                 1996         1995         1994
                                                                              -----------  -----------  ----------
                                                                                          IN THOUSANDS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................................  $    35,311  $    24,234  $   11,019
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization.............................................        6,060        3,848       2,000
  Loss on disposal of equipment.............................................           43          261         106
  Deferred income taxes.....................................................         (898)      (2,369)     (2,000)
  Changes in operating assets and liabilities:
    Accounts receivable.....................................................      (15,928)      (7,794)     (4,669)
    Inventories.............................................................       (8,137)      (5,570)    (11,363)
    Prepaid expenses and other current assets...............................          484         (911)       (371)
    Other assets............................................................       (1,609)      (1,961)        (85)
    Accounts payable........................................................       (3,525)       7,428         582
    Accrued expenses........................................................          712        9,782       6,503
    Advance billings........................................................       (3,425)       2,399        (656)
    Income taxes payable....................................................        3,738        5,917       2,390
    Other liabilities.......................................................         (186)         320         578
                                                                              -----------  -----------  ----------
Net cash provided by operating activities...................................       12,640       35,584       4,034

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures........................................................       (7,849)      (9,760)     (7,759)
Investments in securities...................................................     (593,545)    (896,010)   (125,594)
Proceeds from sales of investments..........................................      266,593      396,993      10,215
Proceeds from maturing investments..........................................      337,442      404,273      91,730
Segregation of restricted investments.......................................         (170)      (4,996)     --
                                                                              -----------  -----------  ----------
Net cash provided by (used in) investing activities.........................        2,471     (109,500)    (31,408)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of promissory note................................................         (400)        (400)       (920)
Proceeds from issuance of short-term debt...................................        7,500        3,000       1,950
Repayment of short-term debt................................................       (7,500)      (3,000)     (1,950)
Proceeds from issuance of Common Stock......................................        2,699       90,222      29,232
                                                                              -----------  -----------  ----------
Net cash provided by financing activities...................................        2,299       89,822      28,312
                                                                              -----------  -----------  ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................................       17,410       15,906         938

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............................       30,361       14,455      13,517
                                                                              -----------  -----------  ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................................  $    47,771  $    30,361  $   14,455
                                                                              -----------  -----------  ----------
                                                                              -----------  -----------  ----------
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest................................................................  $       238  $       187  $      128
    Income taxes............................................................       14,500        8,517       5,048
  Other noncash changes
    Systems transferred from inventory to equipment and other assets........  $     2,384  $     3,570  $    1,309

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

    Ultratech Stepper, Inc. (the "Company") and its subsidiaries develops, markets and manufactures photolithography equipment for use in the integrated circuit fabrication process; in the fabrication of thin film heads for high-capacity disk drives; and in the manufacture of micromachined components that are used extensively in telecommunications, automotive and medical applications. Principal markets for the Company's products include the U.S., Europe and Asia.

2. CONCENTRATIONS OF RISKS

    Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to increase manufacturing capacity or to restructure current manufacturing facilities, either of which typically involves a significant commitment of capital. For this and other reasons, the Company's systems typically have a lengthy sales cycle during which the Company may expend substantial funds and management effort in securing a sale. Additionally, the markets for the Company's products are subject to rapid technological change, which requires the Company to respond with new products and enhanced versions of existing products. Lengthy sales cycles and rapid technological change subject the Company to a number of significant risks, including inventory obsolescence, significant after-sales support and fluctuations in operating results, which are difficult to estimate and over which the Company has little or no control. Sole-source suppliers provide critical components and services for the manufacture of the Company's products. The reliance on sole or limited groups of suppliers may subject the Company from time to time to quality, allocation and pricing constraints. For a further discussion of the Company's business and risk factors, please refer to the Company's Annual Report on Form 10-K.

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, short-term investments, trade receivables and long-term customer financing. The Company places its cash equivalents, short-term investments and restricted investments with high credit-quality financial institutions. The Company invests its excess cash in commercial paper, readily marketable debt instruments and collateralized funds of U.S. and state government entities. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. A majority of the Company's trade receivables are derived from sales in various geographic areas, principally the U.S., Europe, Japan, South Korea, Taiwan and Southeast Asia, to large companies within the integrated circuit, thin film head and micromachining industries. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit and security agreements, whenever deemed necessary. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Intercompany balances and transactions have been eliminated.

CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments with a maturity date at acquisition of three months or less. The carrying value of cash equivalents approximates fair value.

INVESTMENTS

    Management determines the appropriate classification of its investments at the time of purchase and re-evaluates the classification at each balance sheet date. All investments in the Company's portfolio are classified as "available for sale," in accordance with the provisions of the Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity.

    The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as interest, dividends, realized gains and losses and declines in value judged to be other-than-temporary are included in other income, net. The cost of securities sold is based on the specific identification method.

INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Demonstration units, included in other assets, are stated at cost, less accumulated depreciation, and are depreciated over 36 months.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Equipment is depreciated on a straight-line basis over the estimated useful lives (three to seven years). Leasehold improvements are amortized on a straight-line basis over the life of the related assets or the lease term, whichever is shorter.

OFF-BALANCE SHEET TRANSACTIONS

    Off-balance sheet transactions, consisting of forward currency contracts, have from time to time been utilized by the Company to hedge obligations denominated in foreign currencies. To date, these transactions have been immaterial to the consolidated operations of the Company.

USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

    Sales of the Company's products are generally recorded upon shipment, which usually precedes final customer acceptance. Sales to the Company's Japanese distributor are generally recorded upon shipment, for subsequent delivery to, and final acceptance by, the distributor's customers. The Company also sells service contracts for which revenue is deferred and recognized ratably over the contract period.

WARRANTY

    The Company generally warrants its products for a period of up to twelve months from the date of customer acceptance for material and labor to repair the product; accordingly, a provision for the estimated cost of the warranty is recorded at the time revenue is recognized.

RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES

    The Company is actively engaged in basic technology and applied research programs designed to develop new products and product applications. In addition, substantial ongoing product and process improvement engineering and support programs relating to existing products are conducted within engineering departments. Research, development and engineering costs are charged to operations as incurred.

    The Company has entered into various research and development arrangements with certain third parties to jointly develop new products and technology. Under such programs, the Company generally receives funding from the third parties over an extended period based on achieving certain milestones or based on a cost-sharing arrangement. Such funds are not anticipated to cover all the costs of the programs and are recorded as reductions to research, development and engineering expense based on the percentage of completion of each project. For the years ended 1996, 1995 and 1994, the Company recognized approximately $2,688,000, $1,590,000 and $20,000, respectively, in related funding. The remaining balance of available funding on these contracts aggregated approximately $599,000 as of December 31, 1996.

FOREIGN CURRENCY ACCOUNTING

    The U.S. dollar is the functional currency for all foreign operations. Foreign exchange gains and losses, which result from the process of remeasuring foreign currency financial statements into U.S. dollars or from transactions during the period, have been immaterial and are included in other income, net.

NET INCOME PER SHARE

    Net income per share is calculated using the weighted average number of Common and dilutive Common equivalent shares outstanding during the periods. Common Stock equivalents consist solely of stock options.

STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options and stock purchase plan. Pro forma information regarding net income and net income per share is disclosed as required by the FASB's Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), which also requires that the information be determined as if the Company accounted for its stock-based compensation subsequent to December 31, 1994 under the fair value method of that Statement.

4. INVESTMENTS

    The Company classifies all of its investments as "available for sale," in accordance with the provisions of FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the Company states its investments at estimated fair value. Fair values are estimated based on quoted market prices or pricing models using current market rates. The Company deems all investments, except those restricted, to be available to meet current working capital requirements.

    The following is a summary of the Company's investments:

                                                            DECEMBER 31, 1996                           DECEMBER 31, 1995
                                             ------------------------------------------------  ------------------------------------
                                                             GROSS UNREALIZED                                  GROSS UNREALIZED
                                             AMORTIZED   ------------------------  ESTIMATED   AMORTIZED   ------------------------
CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS     COST        GAINS       LOSSES     FAIR VALUE     COST        GAINS       LOSSES
-------------------------------------------  ----------  -----------  -----------  ----------  ----------  -----------  -----------
                                                                                  IN THOUSANDS
U.S. Treasury securities and obligations of
  U.S. government agencies.................  $    9,559   $      11    $      28   $    9,542  $   20,500   $      85    $       1
Obligations of states and political
  subdivisions.............................     107,208         221           83      107,346     107,236         164           20
U.S. corporate debt securities.............      36,273          12           30       36,255      21,001         108            2
                                             ----------       -----        -----   ----------  ----------       -----        -----
                                             $  153,040   $     244    $     141   $  153,143  $  148,737   $     357    $      23
                                             ----------       -----        -----   ----------  ----------       -----        -----
                                             ----------       -----        -----   ----------  ----------       -----        -----
RESTRICTED INVESTMENTS
-------------------------------------------
U.S. Treasury securities and obligations of
  U.S. government agencies.................  $    5,131   $  --        $       5   $    5,126  $    4,942   $      23    $  --
Obligations of states and political
  subdivisions.............................           3      --           --                3      --          --           --
U.S. corporate debt securities.............      --          --           --           --              31      --           --
                                             ----------       -----        -----   ----------  ----------       -----        -----
                                             $    5,134   $  --        $       5   $    5,129  $    4,973   $      23    $  --
                                             ----------       -----        -----   ----------  ----------       -----        -----
                                             $  158,174   $     244    $     146   $  158,272  $  153,710   $     380    $      23
                                             ----------       -----        -----   ----------  ----------       -----        -----
                                             ----------       -----        -----   ----------  ----------       -----        -----


                                             ESTIMATED
CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS  FAIR VALUE
-------------------------------------------  ----------

U.S. Treasury securities and obligations of
  U.S. government agencies.................  $   20,584
Obligations of states and political
  subdivisions.............................     107,380
U.S. corporate debt securities.............      21,107
                                             ----------
                                             $  149,071
                                             ----------
                                             ----------
RESTRICTED INVESTMENTS
-------------------------------------------
U.S. Treasury securities and obligations of
  U.S. government agencies.................  $    4,965
Obligations of states and political
  subdivisions.............................      --
U.S. corporate debt securities.............          31
                                             ----------
                                             $    4,996
                                             ----------
                                             $  154,067
                                             ----------
                                             ----------

    The following is a reconciliation of the Company's investments to the balance sheet classifications at December 31:

                                                                                     1996        1995
                                                                                  ----------  ----------
                                                                                       IN THOUSANDS
Cash equivalents................................................................  $   33,505  $   18,076
Short-term investments..........................................................     119,638     130,995
Restricted investments..........................................................       5,129       4,996
                                                                                  ----------  ----------
Investments, at estimated fair value............................................  $  158,272  $  154,067
                                                                                  ----------  ----------
                                                                                  ----------  ----------

    Gross realized gains and losses were not material for the years ended December 31, 1996 and 1995. The adjustments to net unrealized gains and (losses) on investments are included as a separate component of stockholders' equity and totaled ($156,000) and $656,000, net of related taxes, for the years ended December 31, 1996 and 1995, respectively.

    The amortized cost and estimated fair value of the Company's investments at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                                  AMORTIZED
                                                                                     COST     FAIR VALUE
                                                                                  ----------  ----------
                                                                                       IN THOUSANDS
Due in one year or less.........................................................  $   59,423  $   59,424
Due after one year through five years...........................................      98,751      98,848
                                                                                  ----------  ----------
                                                                                  $  158,174  $  158,272
                                                                                  ----------  ----------
                                                                                  ----------  ----------

5. INVENTORIES

    Inventories consist of the following at December 31:

                                                                            1996       1995
                                                                          ---------  ---------
                                                                              IN THOUSANDS
Raw materials...........................................................  $  17,625  $  12,201
Work-in-process.........................................................     11,971     12,426
Finished products.......................................................      5,928      2,760
                                                                          ---------  ---------
                                                                          $  35,524  $  27,387
                                                                          ---------  ---------
                                                                          ---------  ---------

6. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Equipment and leasehold improvements consist of the following at December
31:

                                                                            1996       1995
                                                                          ---------  ---------
                                                                              IN THOUSANDS
Machinery and equipment.................................................  $  14,660  $   9,543
Leasehold improvements..................................................      1,701      3,541
Office furniture and equipment..........................................     12,441      8,147
                                                                          ---------  ---------
                                                                             28,802     21,231
Accumulated depreciation and amortization...............................     (9,560)    (4,879)
                                                                          ---------  ---------
                                                                          $  19,242  $  16,352
                                                                          ---------  ---------
                                                                          ---------  ---------

7. ACCRUED EXPENSES

    Accrued expenses consist of the following at December 31:

                                                                            1996       1995
                                                                          ---------  ---------
                                                                              IN THOUSANDS
Salaries and benefits...................................................  $   7,132  $   6,916
Warranty reserves.......................................................      9,424      9,328
Other...................................................................      7,373      6,973
                                                                          ---------  ---------
                                                                          $  23,929  $  23,217
                                                                          ---------  ---------
                                                                          ---------  ---------

8. CREDIT FACILITIES

    The Company has credit facilities for borrowings in various currencies up to $28,000,000 on an unsecured basis with various banks. These agreements include facility fees, allow for borrowings at rates including the banks' prime reference rate, require compliance with certain financial covenants and restrict the Company's ability to pay cash dividends. A $3,000,000 credit facility expires in May 1998 and the remaining $25,000,000 credit facility expires in June 1999. At December 31, 1996 and 1995, there were no amounts outstanding under these credit facilities.

9.  STOCK-BASED COMPENSATION

1993 STOCK OPTION PLAN

    Under the Company's 1993 Stock Option Plan, as amended, qualified employees, nonemployee Board members and consultants may receive options to purchase shares of Common Stock at 85% to 100% of fair value at certain specified dates. These options generally vest in equal monthly installments over a period of approximately four years, with a minimum vesting period of twelve months from grant date, and generally expire ten years from date of grant. The plan will terminate on the earlier of January 6, 2003, or the date on which all shares available for issuance under the Plan have been issued. The Plan includes a provision to automatically increase the shares reserved for issuance by an amount equal to 1.4% of the total number of shares of Common Stock outstanding on the last trading day of the immediately preceding fiscal year. Under the Plan, approximately 739,000 and 337,000 options were available for issuance at December 31, 1996 and 1995, respectively.

    A summary of the Company's stock option activity, and related information follows:

                                           1996                           1995                           1994
                               -----------------------------  -----------------------------  -----------------------------
                                           WEIGHTED-AVERAGE               WEIGHTED-AVERAGE               WEIGHTED-AVERAGE
                                OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE
                               ----------  -----------------  ----------  -----------------  ----------  -----------------
Outstanding at January 1.....   2,295,735      $    9.95       2,367,408      $    4.40       2,220,000      $    0.24
Granted......................     787,349      $   17.92         475,900      $   30.23         677,050      $   14.94
Exercised....................    (421,329)     $    3.45        (493,263)     $    2.94        (453,332)     $    0.22
Forfeited....................    (311,547)     $   20.86         (54,310)     $    9.20         (76,310)     $    1.70
                               ----------         ------      ----------         ------      ----------         ------
Outstanding at December 31...   2,350,208      $   12.34       2,295,735      $    9.95       2,367,408      $    4.40

    At December 31, 1996, options outstanding were as follows:

                                                    OPTIONS OUTSTANDING
                                     --------------------------------------------------
                                                  WEIGHTED-AVERAGE                           OPTIONS EXERCISABLE
                                                      REMAINING                          ----------------------------
                                                  CONTRACTUAL LIFE    WEIGHTED-AVERAGE              WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICES              OPTIONS          (YEARS)         EXERCISE PRICE     OPTIONS    EXERCISE PRICE
-----------------------------------  ----------  -------------------  -----------------  ---------  -----------------
$ 0.050-$0.4750....................     871,217            6.19           $    0.11        696,255      $    0.12
$ 1.925-$18.000....................     994,396            8.66           $   15.61        130,772      $   12.43
$18.375-$33.625....................     484,595            8.78           $   27.63        158,938      $   28.76
                                     ----------             ---              ------      ---------         ------
$ 0.050-$33.625....................   2,350,208            7.77           $   12.34        985,965      $    6.37

EMPLOYEE STOCK PURCHASE PLAN

    In August 1995, the Company established an Employee Stock Purchase Plan. The Plan permits virtually all employees to purchase Common Stock through payroll deductions at 85% of the lower of the fair market value of the Common Stock on the first or last day of the offering period. The offering periods are twelve months. Under the Plan, approximately 114,000 shares and 200,000 shares of Common Stock were reserved and available for issuance at December 31, 1996 and 1995, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company has elected to follow APB 25 and related Interpretations in accounting for employee stock-based compensation because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Pro forma information regarding net income and net income per share is required by FAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.1%; a dividend yield of 0%; volatility factor of the expected market price of the Company's Common Stock of 0.50; and a weighted-average expected life of the option of four years, assuming a multiple-point approach with annual vesting periods. The weighted average fair value per share of all options granted during 1996 was $7.32.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of options granted is amortized to expense over the options' four year vesting period. Option grants are divided into annual vesting periods, resulting in the recognition of approximately 50% of the total compensation expense of the grant in the first year. Additionally, the potential tax benefit associated with the issuance of incentive stock options is not reflected until realized upon the exercise of the stock option. The Company's pro forma information follows:

                                                                         1996       1995
                                                                       ---------  ---------
                                                                       IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS
Pro forma net income.................................................  $  31,985  $  22,886
Pro forma net income per share.......................................  $    1.52  $    1.14

    The pro forma information, presented below, is a supplement to the required pro forma presentation and includes estimated deferred tax benefits related to incentive stock options granted to employees.

                                                                         1996       1995
                                                                       ---------  ---------
                                                                       IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS
Pro forma net income, as adjusted....................................  $  32,771  $  23,240
Pro forma net income per share, as adjusted..........................  $    1.55  $    1.16

    Because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998.

10.  STOCKHOLDERS' EQUITY

    The following table summarizes stockholders' equity activity:

                                                                      STOCKHOLDERS' EQUITY
                                          ----------------------------------------------------------------------------
                                               COMMON STOCK       ADDITIONAL  NET UNREALIZED                 TOTAL
                                          ----------------------   PAID-IN    GAINS (LOSSES)   RETAINED   STOCKHOLDERS'
                                           SHARES      AMOUNT      CAPITAL    ON INVESTMENTS   EARNINGS      EQUITY
                                          ---------  -----------  ----------  ---------------  ---------  ------------
                                                                          IN THOUSANDS
Balance at January 1, 1994..............     12,696   $      13   $   33,068     $      --     $   5,010   $   38,091
Sale of Common Stock pursuant to to
  offering, net of offering expenses of
  $2,318................................      3,400           4       29,129            --            --       29,133
Net issuance of Common Stock under stock
  option plan...........................        454          --           99            --            --           99
Income tax benefit from stock option
  transactions..........................         --          --        2,107            --            --        2,107
Cumulative unrealized losses on
  investments...........................         --          --           --          (435)           --         (435)
Amortization of deferred compensation...         --          --           13            --            --           13
Net Income..............................         --          --           --            --        11,019       11,019
                                          ---------         ---   ----------        ------     ---------  ------------
Balance at December 31, 1994............     16,550   $      17   $   64,416     $    (435)    $  16,029   $   80,027
                                          ---------         ---   ----------        ------     ---------  ------------
                                          ---------         ---   ----------        ------     ---------  ------------
Sale of Common Stock pursuant to
  offering, net of offering expense of
  $5,056................................      2,760           3       88,770            --            --       88,773
Net issuance of Common Stock under stock
  option plan...........................        492          --        1,449            --            --        1,449
Income tax benefit from stock option
  transactions..........................         --          --        4,506            --            --        4,506
Unrealized gain on investments, net of
  tax effect............................         --          --           --           656            --          656
Amortization of deferred compensation...         --          --           13            --            --           13
Net Income..............................         --          --           --            --        24,234       24,234
                                          ---------         ---   ----------        ------     ---------  ------------
Balance at December 31, 1995............     19,802   $      20   $  159,154     $     221     $  40,263   $  199,658
                                          ---------         ---   ----------        ------     ---------  ------------
                                          ---------         ---   ----------        ------     ---------  ------------
Net Issuance of Common Stock under stock
  option plan and employee stock
  purchase plan.........................        508          --        2,700            --            --        2,700
Income tax benefit from stock option and
  stock purchase plan transactions......         --          --        2,420            --            --        2,420
Net unrealized gain on investments, net
  of tax effect.........................         --          --           --          (156)           --         (156)
Amortization of deferred compensation...         --          --           14            --            --           14
Net Income..............................         --          --           --            --        35,311       35,311
                                          ---------         ---   ----------        ------     ---------  ------------
Balance at December 31, 1996............     20,310   $      20   $  164,288     $      65     $  75,574   $  239,947
                                          ---------         ---   ----------        ------     ---------  ------------
                                          ---------         ---   ----------        ------     ---------  ------------

COMMON STOCK

    On April 24, 1995, the Company declared a two-for-one stock split and paid it in the form of a 100 percent stock dividend to holders of record of the Company's Common Stock on May 5, 1995. The dividend shares were distributed to stockholders on May 10, 1995.

    During 1995, the stockholders approved an increase in the authorized number of shares of Common Stock to 30,000,000.

11.  EMPLOYEE BENEFIT PLANS

EMPLOYEE BONUS PLANS

    The Company currently sponsors a profit sharing plan and a management incentive bonus plan that distribute employee awards based on the achievement of predetermined operating income targets. Employee awards under these various employee bonus plans were $1,497,000, $2,087,000 and $1,580,000 for 1996, 1995 and 1994, respectively.

EMPLOYEE SAVINGS AND RETIREMENT PLAN

    The Company currently sponsors a 401(k) employee salary deferral plan that allows voluntary contributions by all full-time employees of from 1% to 20% of their pretax earnings. Company contributions will be made only if certain predetermined operating income targets are achieved. The Company has recognized expense of $797,000, $898,000 and $596,000 relating to this benefit plan for 1996, 1995 and 1994, respectively.

12.  INCOME TAXES

    The domestic and foreign components of income before income taxes are as follows:

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1996       1995       1994
                                                                                   ---------  ---------  ---------
                                                                                            IN THOUSANDS
Domestic.........................................................................  $  48,058  $  31,546  $  15,257
Foreign..........................................................................      4,649      4,624      1,188
                                                                                   ---------  ---------  ---------
Income before income taxes.......................................................  $  52,707  $  36,170  $  16,445
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    Income taxes included the following:

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1996       1995       1994
                                                                                   ---------  ---------  ---------
                                                                                            IN THOUSANDS
Federal:
  Current........................................................................  $  14,513  $  11,136  $   5,827
  Deferred.......................................................................       (847)    (2,355)    (1,760)
                                                                                   ---------  ---------  ---------
                                                                                      13,666      8,781      4,067

State:
  Current........................................................................      2,301      1,764      1,184
  Deferred.......................................................................        (31)      (172)      (206)
                                                                                   ---------  ---------  ---------
                                                                                       2,270      1,592        978
Foreign:
  Current........................................................................      1,480      1,542        415
  Deferred.......................................................................        (20)        21        (34)
                                                                                   ---------  ---------  ---------
                                                                                       1,460      1,563        381
                                                                                   ---------  ---------  ---------
Total income tax provision.......................................................  $  17,396  $  11,936  $   5,426
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    The tax benefit associated with stock option and employee stock purchase plan transactions reduced taxes currently payable by $2,420,000, $4,506,000 and $2,107,000 for 1996, 1995 and 1994, respectively. Such benefits are credited to stockholders' equity when realized.

    Income taxes reconcile to the amount computed by applying the U.S. statutory rate to income before income taxes as follows:

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1996       1995       1994
                                                                                   ---------  ---------  ---------
                                                                                            IN THOUSANDS
Tax computed at statutory rate...................................................  $  18,447  $  12,660  $   5,756
State income taxes (net of federal benefit)......................................      1,476      1,035        636
Foreign sales corporation........................................................     (1,179)      (671)      (441)
Tax-exempt income................................................................     (1,640)    (1,095)      (447)
Credits for research and development.............................................       (693)      (328)      (390)
Other, net.......................................................................        985        335        312
                                                                                   ---------  ---------  ---------
Income tax provision.............................................................  $  17,396  $  11,936  $   5,426
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    Significant components of deferred income tax assets and liabilities are as follows:

                                                                                                 1996       1995
                                                                                               ---------  ---------
                                                                                                   IN THOUSANDS
Deferred tax assets:
  State taxes................................................................................  $   1,071  $     553
  Warranty reserves..........................................................................      3,317      3,229
  Accrued vacation...........................................................................        615        481
  Inventory valuation........................................................................      6,251      3,913
  Other......................................................................................      1,432        963

Deferred tax liabilities:
  Deferred income............................................................................     (4,247)    (2,256)
  Other......................................................................................       (732)      (171)
                                                                                               ---------  ---------
Net deferred tax assets......................................................................  $   7,707  $   6,712
                                                                                               ---------  ---------
                                                                                               ---------  ---------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

    The Company's products are manufactured in the United States and are sold worldwide. The Company markets internationally through export sales to distributors, domestic and foreign-based sales and service operations and independent sales organizations. The Company operates in one business segment, which is the manufacture and distribution of photolithography equipment to manufacturers of integrated circuits, thin film heads and micromachined components.

    In 1996, sales to two customers accounted for 17% and 12% of the Company's net sales. In 1995, sales to one customer accounted for 12% of the Company's net sales. In 1994, sales to one customer accounted for 20% of the Company's net sales.

    The following table summarizes the Company's operations by geographic region.

                                                                                         ADJUSTMENT
                                                       UNITED                               AND
                                                       STATES       ASIA      EUROPE    ELIMINATIONS  CONSOLIDATED
                                                    ------------  ---------  ---------  ------------  ------------
                                                                             IN THOUSANDS
1996
Sales to unaffiliated domestic customers..........   $   91,370   $  --      $  --       $   --        $   91,370
Sales to unaffiliated foreign customers...........       76,242       1,593     24,303       --           102,138
Transfers between geographic locations............       19,191       5,711        857      (25,759)       --
                                                    ------------  ---------  ---------  ------------  ------------
Total net sales...................................   $  186,803   $   7,304  $  25,160   $  (25,759)   $  193,508
                                                    ------------  ---------  ---------  ------------  ------------
Operating income..................................   $   41,865   $     297  $   4,396   $      120    $   46,678
                                                    ------------  ---------  ---------  ------------  ------------
Identifiable assets...............................   $  269,088   $   1,995  $   9,689   $   --        $  280,772
                                                    ------------  ---------  ---------  ------------  ------------

1995
Sales to unaffiliated domestic customers..........   $   70,617   $  --      $  --       $   --        $   70,617
Sales to unaffiliated foreign customers...........       57,333       1,014     28,867       --            87,214
Transfers between geographic locations............       22,479       4,575        301      (27,355)       --
                                                    ------------  ---------  ---------  ------------  ------------
Total net sales...................................   $  150,429   $   5,589  $  29,168   $  (27,355)   $  157,831
                                                    ------------  ---------  ---------  ------------  ------------
Operating income..................................   $   27,451   $     254  $   4,319   $     (242)   $   31,782
                                                    ------------  ---------  ---------  ------------  ------------
Identifiable assets...............................   $  233,030   $   1,858  $  10,540   $   --        $  245,428
                                                    ------------  ---------  ---------  ------------  ------------

1994
Sales to unaffiliated domestic customers..........   $   39,839   $  --      $  --       $   --        $   39,839
Sales to unaffiliated foreign customers...........       40,202         999     10,304       --            51,505
Transfers between geographic locations............        7,800       2,157        344      (10,301)       --
                                                    ------------  ---------  ---------  ------------  ------------
Total net sales...................................   $   87,841   $   3,156  $  10,648   $  (10,301)   $   91,344
                                                    ------------  ---------  ---------  ------------  ------------
Operating income..................................   $   14,197   $     125  $   1,034   $      (65)   $   15,291
                                                    ------------  ---------  ---------  ------------  ------------
Identifiable assets...............................   $   99,030   $     963  $   4,796   $   --        $  104,789
                                                    ------------  ---------  ---------  ------------  ------------

    Sales and transfers between geographic areas are made at transfer prices that approximate arms-length distributor pricing between the domestic and international operations.

14.  COMMITMENTS

    The Company leases its facilities, undeveloped land and certain equipment under operating leases. Under certain of its leasing arrangements, the Company is subject to escalation charges and also retains certain renewal and purchase options. As of December 31, 1996, the minimum annual rental commitments are as follows (in thousands):

1997...................................................  $3,252,000
1998...................................................   2,227,000
1999...................................................   1,866,000
2000...................................................   1,326,000
2001...................................................   1,046,000
Thereafter.............................................   3,398,000
                                                         ----------
                                                         $13,115,000
                                                         ----------
                                                         ----------

    Rent expense was approximately $2,841,000, $2,721,000 and $1,600,000, for the years ended December 31, 1996, 1995 and 1994, respectively.

    The Company presently leases 6.4 acres of land located in San Jose, California. This lease expires in November 1997. As part of this transaction, the Company has segregated $5.1 million of its securities as collateral for certain obligations of the lessor pertaining to this land. These securities are restricted as to withdrawal, and are managed, subject to certain limitations, by the Company under its investment policy.

15.  SHAREHOLDER RIGHTS PLAN

    In January 1997, the Board approved the adoption of a Shareholder Rights Plan ("Rights Plan"). Among other things, the Rights Plan provides that each Right will be distributed as a dividend at the rate of one Preferred Share Purchase Right on each outstanding share of the Company's Common Stock held by stockholders of record as of the close of business on February 24, 1997. The rights expire on February 9, 2007.

    The Rights will be exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock. Each Right will entitle stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $145.00 upon certain events.

    The Rights are redeemable, in whole but not in part, at the option of the Board of Directors at $.01 per Right, at any time within ten days of the date they become exercisable and in certain other circumstances and will not become exercisable in certain instances where a transaction is approved by the Company's Board of Directors. The Rights will not prevent a takeover of the Company, but should encourage anyone seeking to acquire the Company to negotiate with the Company's Board of Directors.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To The Board of Directors and Stockholders Of Ultratech Stepper, Inc.

    We have audited the accompanying consolidated balance sheets of Ultratech Stepper, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultratech Stepper, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                   [SIGNATURE]

San Jose, California
January 23, 1997

                              INVESTOR INFORMATION

Exchange: Nasdaq National Market

Symbol: UTEK

Closing price (12/31/96): $27.75

Dividend yield: Nil

Market capitalization (millions) at 12/31/96: $564

Industry: Semiconductor capital equipment

Market segments: Integrated circuits, thin film heads and micromachined components

    As of March 3, 1997, the Company had approximately 13,500 beneficial stockholders, including 208 stockholders of record.

PRICE RANGE OF COMMON STOCK

    The following table sets forth, for periods indicated, the range of high and low sale prices of the stock as reported by the National Association of Securities Dealers, Inc.:

                                                                STOCK PRICE RANGE
                                                    ------------------------------------------
                                                            1996                  1995
                                                    --------------------  --------------------
FISCAL QUARTER                                        HIGH        LOW       HIGH        LOW
--------------------------------------------------  ---------  ---------  ---------  ---------
First Quarter.....................................  $  31.750  $  15.875  $  26.375  $  17.000
Second Quarter....................................     28.250     16.625     37.500     21.875
Third Quarter.....................................     21.500     14.000     47.500     30.750
Fourth Quarter....................................     27.750     16.125     44.500     24.375

    The following graph sets forth, for periods indicated, the range of stock price/earnings ratios, based on high, low and closing stock prices:

             [GRAPH DEPICTING RANGE OF STOCK PRICE/EARNING RATIOS,
                   BASED ON HIGH, LOW & CLOSING STOCK PRICES]

DIVIDEND INFORMATION

    The Company has not paid cash dividends on its Common Stock since inception, and its Board of Directors presently plans to reinvest the Company's earnings in its business. Accordingly, it is anticipated that no cash dividends will be paid to holders of Common Stock in the foreseeable future.

INQUIRIES CONCERNING THE COMPANY

    Ultratech Stepper welcomes inquiries from its stockholders and other interested investors. For additional copies of this report, the Form 10-K, or other information, please contact:
Ultratech Stepper, Inc.
Investor Relations
3050 Zanker Road
San Jose, CA 95134
Phone: (408) 321-8835

TRANSFER AGENT AND REGISTRAR

    Questions regarding misplaced stock certificates, change of address or the consideration of accounts should be addressed to the Company's transfer agent:
The First National Bank of Boston
c/o Boston EquiServe LP
P.O. Box 644
Boston, MA 02102

ANNUAL MEETING

    The Ultratech Stepper, Inc. annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 15, 1997, at the Beverly Heritage Hotel, Milpitas, California.

INDEPENDENT AUDITORS

    Ernst & Young LLP
    San Jose, California

GENERAL COUNSEL

    Brobeck, Phleger & Harrison LLP
    Palo Alto, California