Form 10-K, Exhibit 13
period 1997-12-31
ULTRATECH STEPPER INC
filed 1998-03-27
CIK 909791

                                                               EXHIBIT 13

     ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1997

Selected Financial Data


In thousands, except per share data       1997**        1996          1995          1994          1993*         1992*
Operations:
Net sales                               $147,349      $193,508      $157,831      $ 91,344      $ 54,136      $ 35,309
Gross profit                              77,678       104,893        82,288        46,037        26,683        17,548
Gross profit as a percentage of sales         53%           54%           52%           50%           49%           50%
Operating income                        $ 18,001      $ 46,678      $ 31,782      $ 15,291      $  6,833      $  2,220
Income before income taxes                25,094        52,707        36,170        16,445         6,689         2,089
Pre-tax income as percentage of sales         17%           27%           23%           18%           12%            6%
Net income                              $ 17,566      $ 35,311      $ 24,234      $ 11,019      $  4,123      $  1,304
Net income per share-basic                 $0.85         $1.76         $1.32         $0.68           N/A           N/A
Number of shares used in
   per share computation-basic            20,553        20,079        18,425        16,293           N/A           N/A
Net income per share-diluted               $0.81         $1.66         $1.20         $0.65           N/A           N/A
Number of shares used in
   per share computation-diluted          21,681        21,271        20,154        16,917           N/A           N/A
Dividends per share                            -             -             -             -             -             -
Balance sheet:
Cash, cash equivalents and
   short-term investments               $164,349      $167,409      $161,356      $ 50,246      $ 26,242       $   176
Working capital                          223,226       212,684       176,174        69,368        32,977         6,307
Total assets                             300,001       280,772       245,428       104,789        56,381        16,765
Long-term obligations,
   less current portion                        -             -             -           400           800             -
Stockholders' equity                     263,632       239,947       199,658        80,027        38,091         8,323
Other data:
Return on average equity                       7%           16%           17%           19%           18%           15%
Book value per common share
   outstanding                          $  12.68      $  11.81      $  10.08       $  4.84       $  3.00           N/A
Current ratio                               7.60          6.40          4.94          3.93          2.89          1.76
Long-term debt to equity ratio              0.00          0.00          0.00          0.00          0.02          0.00
Capital expenditures                    $  9,337      $  7,849      $  9,760       $ 7,759       $ 2,752       $   972
Income tax as percentage of
   pre-tax income                             30%           33%           33%           33%           38%           38%


Quarterly Data

Unaudited, in thousands, except per share data                          1st          2nd           3rd           4th

1997**
Net sales                                                           $ 38,733      $ 38,054      $ 36,752      $ 33,810
Gross profit                                                          21,033        19,979        19,228        17,438
Operating income                                                       4,916         6,543         5,648           894
Net income                                                             4,533         5,727         5,405         1,901
Net income per share-basic                                          $   0.22      $   0.28      $   0.26      $   0.09
Number of shares used in per share
   computation-basic                                                  20,371        20,451        20,626        20,765
Net income per share-diluted                                        $   0.21      $   0.27      $   0.25      $   0.09
Number of shares used in per share
   computation-diluted                                                21,526        21,442        21,851        21,862

1996
Net sales                                                           $ 51,713      $ 51,793      $ 46,502      $ 43,500
Gross profit                                                          27,654        28,102        25,343        23,794
Operating income                                                      11,527        12,531        11,622        10,998
Net income                                                             8,641         9,276         8,835         8,559
Net income per share-basic                                          $   0.43      $   0.46      $   0.44      $   0.42
Number of shares used in per share
   computation-basic                                                  19,866        20,026        20,168        20,256
Net income per share-diluted                                        $   0.41      $   0.44      $   0.42      $   0.40
Number of shares used in per share
   computation-diluted                                                21,225        21,278        21,174        21,357

*Ultratech Stepper, Inc. (the "Company") acquired certain assets and liabilities of the Ultratech Stepper Division (the "Predecessor") of General Signal Corporation on March 8, 1993. The amounts, as presented above, reflect historical results and do not include pro forma adjustments, which may have been incurred as an independent company. Net income per share for each of the two years in the period ended December 31, 1993 is not presented because of a lack of comparability between the capital structure of the Company and the Predecessor.

**Results of operations in 1997 include special charges of $3,619,000, or $0.12 per share-basic and diluted, to reflect acquired in-process research and development in the first quarter of 1997, and $3,450,000, or $0.12 per share-basic, $0.11 per share-diluted, to account for termination of the Company's Japan distributor in the fourth quarter of 1997.

------------------------------------------------------------------------------
Page 24                                               Ultratech Stepper, Inc.

Management's Discussion and Analysis of Financial Condition and
   Results of Operations

Overview

Ultratech develops, manufactures and markets photolithography equipment (steppers) designed to reduce the cost of manufacturing integrated circuits
(ICs), thin film heads (TFHs) for disk drives and micromachined components. The Company supplies step-and-repeat systems based on one-to-one reflective and refractive optical technology to customers located throughout the United States, Europe, Asia/Pacific and Japan. These products range from low-cost systems for high-volume manufacturing to advanced systems for cost-effective production of leading-edge devices. Additionally, during the quarter ended December 31, 1997, the Company shipped its first UltraBeam Model V2000 electron beam pattern generation system based on vector-scan technology for use in the development and production of photomasks for the IC industry.

The following discussion should be read in conjunction with the consolidated financial statements, and notes thereto, included elsewhere herein. For a further discussion of the Company's business, please refer to the Company's 1997 Annual Report on Form 10-K, which is included as an integral component of the Annual Report to Stockholders.

Results of Operations

The Company's operating results have fluctuated significantly in the past and will continue to fluctuate significantly in the future depending upon a variety of factors, including cyclicality in the Company's target markets; the timing of significant orders; lengthy sales cycles for the Company's products; the mix of products sold; lengthy manufacturing cycles for the Company's products; lengthy product development cycles for new products; the timing of new product announcements and releases by the Company or its competitors; market acceptance of new products and enhanced versions of the Company's products; manufacturing inefficiencies associated with the startup of new product introductions; customer concentration; ability to volume produce systems and meet customer requirements; patterns of capital spending by customers; product discounts; changes in pricing by the Company, its competitors or suppliers; political and economic instability throughout the world, in particular the Asia/Pacific region; natural disasters; regulatory changes; business interruptions related to the Company's occupation of its facilities; and various competitive factors including price-based competition and competition from vendors employing other technologies. The Company's gross profit as a percentage of sales has been and will continue to be significantly affected by a variety of factors, including the mix of products sold; the percentage of international sales, which typically have lower gross margins than domestic sales principally due to higher field service and support costs; increased competition in the Company's targeted markets; nonlinearity of shipments during the quarter; the introduction of new products, which typically have higher manufacturing costs until manufacturing efficiencies are realized and are typically discounted more than existing products until the products gain market acceptance; the rate of capacity utilization; and the implementation of subcontracting arrangements.

The Company derives a substantial portion of its total net sales from sales of a relatively small number of new systems, which typically range in price from $800,000 to $2.1 million. Additionally, the Company's UltraBeam Model V2000 electron beam lithography system, first shipped in the quarter ended December 31, 1997, has an approximate price range of $6 million to $9 million. As a result of these high sale prices, the timing of recognition of revenue from a single transaction has had and will continue to have a significant impact on the Company's net sales and operating results. The Company's backlog at the beginning of a period typically does not include all of the sales needed to achieve the Company's objectives for that period. In addition, orders in backlog are subject to cancellation, delay, deferral or rescheduling by a customer with limited or no penalties. Consequently, the Company's net sales and operating results for a period have been and continue to depend upon the Company obtaining orders for systems to be shipped in the same period in which the order is received. The Company's business and financial results for a particular period could be materially adversely affected if an anticipated order for even one system is not received in time to permit shipment during the particular period. Furthermore, a substantial portion of the Company's net sales has historically been realized near the end of each quarter. Accordingly, the failure to receive anticipated orders or delays in shipments near the end of a particular quarter, due, for example, to unanticipated shipment reschedulings, cancellations, delays or deferrals by customers or to unexpected manufacturing difficulties or delays in deliveries by suppliers due to their long production lead times or otherwise, may cause net sales in a particular period to fall significantly below the Company's expectations, which would materially adversely affect

------------------------------------------------------------------------------
Ultratech Stepper, Inc.                                               Page 25

Management's Discussion and Analysis of Financial Condition and
   Results of Operations

the Company's operating results for such period. In particular, the significantly long manufacturing cycles of the Company's linear motor-based steppers, which include the Model 4700 stepper, Model 6700 stepper, Titan Wafer Stepper family and Saturn Wafer Stepper family, and the long lead time for lenses and other materials, could cause shipments of such products to be delayed from one quarter to the next, which could materially adversely affect the Company's financial condition and results of operations for a particular quarter. Additionally, the Company has very limited experience in the manufacture of its UltraBeam Model V2000 electron beam pattern generation system, and the Company is in the process of documenting the manufacturing processes for this product. The UltraBeam Model V2000 production process is extremely complex and the product has significantly long manufacturing and sales cycles, which greatly increases the likelihood of delays in shipments from one quarter to the next. Due to the high list price for these systems, shipment delays would materially adversely affect the Company's financial condition and results of operations for a particular quarter if the shipment were delayed to the following quarter. The impact of these and other factors on the Company's sales and operating results in any future period cannot be forecast with certainty.

The Company's business has in prior years been subject to seasonality, although the Company believes such seasonality has been masked in recent years by cyclical trends within the semiconductor and thin film industries. In addition, the need for continued expenditures for research and development, capital equipment purchases and ongoing training and customer service and support worldwide, among other factors, will make it difficult for the Company to reduce its significant operating expenses in a particular period if the Company fails to achieve its net sales goals for the period. Additionally, the Company has recently experienced manufacturing inefficiencies associated with shifts in product demand and underutilization of manufacturing capacity and the Company presently anticipates that these trends will continue for at least the next several quarters. Such continuation would materially adversely affect the Company's business, financial condition and results of operations.

Certain of the statements contained in this Annual Report are forward-looking statements that involve a number of risks and uncertainties. In addition to the factors discussed herein, among other factors that could cause actual results to differ materially include the following: highly competitive industry; international sales; development of new product lines; rapid technological change; importance of timely product introductions; importance of the Company's mix-and-match strategy; expansion of the Company's operations; management of growth; dependence on key personnel; sole or limited sources of supply; intellectual property matters; environmental regulations; effects of certain anti-takeover provisions; volatility of stock price; and the other risk factors listed from time to time in the Company's SEC reports, including but not limited to the Company's 1997 Annual Report on Form 10-K.

Due to these and additional factors, historical results and percentage relationships discussed below will not necessarily be indicative of the results of operations for any future period.


Net Sales

1997 VS. 1996 Net sales consist of revenue from system sales, spare parts sales, and service. For the year ended December 31, 1997, net sales were $147.3 million, a decrease of 24% as compared with net sales of $193.5 million for 1996. The decline, relative to 1996, was primarily attributed to significantly lower unit sales of the Company's Model 1500 Series steppers, which address the markets for scanner replacement and high-volume/low-cost semiconductor fabrication, and lower unit sales of the Company's Model 1700 Series steppers with machine vision system (MVS), which address the market for back-end processing of thin film heads, partially offset by the shipment of the Company's first UltraBeam Model V2000 electron beam lithography system, which addresses the market for the development and production of photomasks for the semiconductor industry. For the year ended December 31, 1997, the Company's system shipments decreased 34%, relative to 1996, while the weighted-average selling price of all systems sold was essentially unchanged. Net sales from spare parts and service increased 10% for the year ended December 31, 1997, as compared to 1996.

The Company believes that its sales have been and continue to be adversely impacted by reduced capital capacity spending levels within the semiconductor industry, particularly in the Japanese and other Asian marketplaces. The Company continues to experience shipment delays and purchase order restructurings by several of its customers, and has also experienced purchase order cancellations. There can be no assurance that this trend will not continue in the future. Accordingly, the Company can give no

------------------------------------------------------------------------------
Page 26                                               Ultratech Stepper, Inc.

Management's Discussion and Analysis of Financial Condition and
   Results of Operations

assurance that it will be able to achieve or maintain its current or prior level of sales. The Company believes that the current strength of the U.S. dollar, particularly in relation to the Japanese yen, places the Company at a competitive disadvantage. Additionally, the Company has recently experienced a significant downturn in orders from customers in the thin film head industry. Several companies within the thin film head and disk drive industries have recently announced lower than expected earnings, layoffs and restructuring or other charges. The Company believes these events indicate that the thin film head and disk drive industries have excess capacity in the near-term. This will result in lower sales as a result of cancellations, delays and deferrals of customer orders from these industries, which will materially adversely affect the Company's business, financial condition and results of operations in the near-term. Based on current market conditions in both the semiconductor and thin film head industries and nonlinearity of system shipments, the Company expects that future quarterly comparisons, through at least the second quarter of 1998, will indicate a period-over-comparable-period decline in the Company's net sales and net income and may result in a sequential decline in net sales and net income, relative to the quarter ended December 31, 1997. Additionally, declines in net sales, relative to the quarter ended December 31, 1997, may result in net losses due to the Company's current level of operating expenses.

For the year ended December 31, 1997, international net sales were $48.4 million, as compared with $102.1 million for 1996, a decline of 53%. International net sales represented 33% of total net sales for the year ended December 31, 1997, as compared with 53% for 1996. This year-over-year decline, both in absolute dollars and as a percentage of total sales, was primarily attributed to decreased system sales to the Asian, European and Japanese markets. The Company believes that the severe currency and equity market fluctuations that have been experienced recently by many of the Asian markets has resulted, and may continue to result, in delays, deferrals and cancellations of orders of the Company's products, particularly in the short-term, which will have a material adverse effect on the Company's business, financial condition and results of operations. The Company's operations in foreign countries are not currently subject to significant exchange rate fluctuations, principally because sales contracts for the Company's systems are generally denominated in U.S. dollars. However, international sales expose the Company to a number of additional risk factors, including fluctuations in the value of local currencies relative to the U.S. dollar, which, in turn, impact the relative cost of ownership of the Company's products.

                                  [GRAPH]
                         Revenue by Geographical Region
                              (Dollars in Millions)


Because the Company's net sales are subject to a number of risks, including intense competition in the capital equipment industry and the timing and market acceptance of the Company's products, there can be no assurance that the Company will exceed or maintain its current level of net sales for any period in the future. Additionally, the Company believes that the market acceptance and volume production of its UltraBeam Model V2000 electron beam lithography system, Titan Wafer Stepper family and Saturn Wafer Stepper family are of critical importance to its future financial results. To the extent that these products do not achieve significant sales due to difficulties involving manufacturing or engineering, an inability to reduce the current long manufacturing cycles for such products, direct competition, or any other reason, the Company's business, financial condition and results of operations would be materially adversely affected. Additionally, the Company is presently transitioning from its Model 1700 MVS Series steppers, which address the market for back-end processing of inductive thin film heads, to the Model 1800 MVS Series steppers, which address the market for back-end processing of magneto-resistive (MR) thin film heads. To the extent that the Model 1800 Series steppers do not achieve significant sales due to competition from alternative technologies, excess capacity in the thin film industry or any other reason, the Company's business, financial condition and results of operations would be materially adversely affected.

1996 VS. 1995   Net sales for 1996 were $193.5 million, an increase of 23% over net sales of $157.8 million for 1995. This increase was primarily due to a three-fold unit shipment increase in the Company's Model 1700 MVS Series steppers; higher unit sales of the Company's Titan Wafer Stepper, which addresses the market for photosensitive polyimide applications as well as the markets for scanner replacement and high-volume/low-cost semiconductor fabrication; and a shift by thin film head manufacturers from the Model 2700 stepper to the Company's more advanced Model 4700 stepper. These factors were partially offset by lower unit sales of the Company's Model 2244i stepper, which addresses the market for mix-and-match in advanced IC fabrication. Overall, the Company's system shipments increased 11% and the weighted-average selling price of all systems sold increased by 9%. Net sales from spare parts and service in 1996 increased 22% over 1995 levels, resulting primarily from an increased number of system upgrades and higher service and spare parts sales resulting from a larger installed base of the Company's systems in

------------------------------------------------------------------------------
Ultratech Stepper, Inc.                                               Page 27

Management's Discussion and Analysis of Financial Condition and
   Results of Operations

1996, as compared with 1995. Strength in the Company's international markets also contributed to the year-over-year dollar increase in net sales. International sales for 1996 were $102.1 million, an increase of 17% over international sales of $87.2 million in 1995. This increase was primarily due to increased sales of the Company's Model 1700 MVS Series steppers to thin film head manufacturers in Southeast Asia. During 1996, international sales represented 53% of total sales, as compared to 55% in 1995.

Gross Profit

1997 VS. 1996   The Company's gross profit as a percentage of sales was 52.7%
for 1997, as compared with 54.2% for 1996. This decline in gross margin as a percentage of net sales can be primarily attributed to the shift away from the Company's more mature product lines, which typically have higher margins due to manufacturing efficiencies and lower required after-sales support, toward the Company's newer and more advanced systems; manufacturing inefficiencies caused by underutilization of manufacturing capacity; changes in the Company's shipment schedule and an unusually high degree of nonlinearity of shipments during the 1997 periods; partially offset by lower required inventory reserves due to improved inventory management; lower international sales relative to total sales for the Company; improved margins from spare parts and service; and increased after-sales support efficiencies.

                                  [GRAPH]
                    Gross Profit As A Percentage Of Net Sales

The Company believes that increased competition from Canon Inc., Nikon Inc. and ASM Lithography, Ltd., among others, together with generally weak conditions in the markets the Company serves, will make it difficult for the Company to maintain recent gross margin percentages. Additionally, the Company is proceeding with capacity additions for the anticipated volume production of several new products that are outside of the Company's core technologies. Commencement of production of these new products has resulted and will continue to result in the purchase of significant levels of inventory to support manufacturing requirements, hiring of additional production and manufacturing support personnel, purchase of significant levels of plant and equipment and the incurrence of other related manufacturing overhead costs. The purchase of additional inventories will result in a significantly higher risk of obsolescence, which may require additional inventory reserves and would negatively impact gross margins. Additionally, new products generally have lower gross margins until production and after-sales efficiencies can be achieved. Should these new products fail to develop or generate significant market demand, the Company's business, financial condition and results of operations would be materially adversely impacted. As a result of these and other factors, the Company presently expects that gross profit as a percentage of sales will be significantly lower in 1998, relative to levels achieved in 1997.

1996 VS. 1995   The Company's gross profit as a percentage of sales was 54.2%
for 1996 as compared with 52.1% for 1995. This increase in gross profit percentage was primarily attributed to a favorable product mix, higher weighted-average selling prices for the Company's systems, fewer system shipments to the Japanese market, increased after-sales efficiencies and lower required provisions for the Company's profit sharing and executive incentive plans, partially offset by the impact of manufacturing inefficiencies caused by changes in the Company's shipment schedule, underutilization of manufacturing capacity and an unusually high degree of nonlinearity of shipments during the Company's 1996 fiscal quarters, relative to its 1995 fiscal quarters.

Research, Development and Engineering

1997 VS. 1996   The Company's research, development and engineering expenses, net of third-party funding, were $26.4 million for 1997, a decrease of 3% over the $27.2 million recorded for 1996. This decrease was primarily attributed to decreased spending in absolute dollars for the development, enhancement, manufacturing support and sales demonstration support of the Company's Model 2244i stepper, Model 4700 stepper, Titan Wafer Stepper family and Saturn Wafer Stepper family, partially offset by increased spending for the Company's Model 1800 MVS Series steppers, development of its electron beam lithography system and development of its rapid thermal annealing/laser doping technologies and systems.

------------------------------------------------------------------------------
Page 28                                               Ultratech Stepper, Inc.

Management's Discussion and Analysis of Financial Condition and
   Results of Operations

The Company intends to continue to invest significant resources in the development of new products, such as the Company's rapid thermal annealing/laser doping and electron beam lithography systems, and enhancements of existing semiconductor and thin film head lithography systems. Due to these and other factors, the Company expects the absolute dollar amount of research, development and engineering expenses for 1998 to increase substantially, relative to 1997.

                                  [GRAPH]
                               R.D. & E. Expenses
                             (Dollars in Millions)

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

Selling, General and Administrative

1997 VS. 1996   Selling, general and administrative expenses were $26.2 million, a decrease of 16% over the $31.0 million recorded for 1996. As a percentage of net sales, selling, general and administrative expenses increased to 17.8% of net sales in 1997, as compared to 16.0% of net sales in 1996. The dollar decrease for the year ended 1997, relative to 1996, reflects in large part the Company's decrease in sales, service and support expenses typically associated with a decrease in sales; cost containment measures implemented during late 1996; significantly lower required provisions for the Company's profit sharing and executive incentive plans; and lower commission expense resulting from lower sales and higher direct sales relative to total net sales for the period.

                                  [GRAPH]
                  Operation Income As A Percentage Of Sales
                           (Excludes Special Charges)

The Company expects the absolute dollar amount of selling, general and administrative expenses for 1998 to increase substantially relative to 1997. This increase is anticipated, in part, due to increased sales, service and support expenses associated with the anticipated future volume production and commercialization of the Company's electron beam lithography system and the anticipated future introduction of its rapid thermal annealing/laser doping system; higher operating costs in Japan as a result of the Company's decision to establish a direct sales force; and to potentially higher anticipated provisions for the Company's profit sharing and executive incentive plans, which are dependent upon the Company achieving certain operating income targets.

1996 VS. 1995   Selling, general and administrative expenses were $31.0
million for 1996, an increase of 11% over the $27.9 million recorded for 1995. As a percentage of net sales, selling, general and administrative expenses declined to 16.0% of net sales in 1996, as compared to 17.6% of net sales in 1995. The significant reduction in selling, general and administrative expenses, as a percentage of net sales, can be primarily attributed to cost containment measures implemented during the year, lower required provisions for the Company's profit sharing and executive incentive plans and lower commission expense resulting from higher direct sales relative to total net sales for the year. The significant dollar increase in 1996 reflects the Company's increases in sales, service and support expenses typically associated with an increase in sales, partially offset by the Company's cost containment measures, lower required provisions for the Company's profit sharing and executive incentive plans and lower commission expense resulting from higher direct sales relative to total net sales.

Acquired In-Process Research and Development

During the first quarter of 1997, the Company completed the acquisition of the assets of Lepton Inc., a developer of electron beam lithography systems. As a result of this acquisition, the Company recognized a one-time pre-tax charge in the quarter ended March 31, 1997 for acquired in-process research and development expense of $3.6 million, or $0.12 per share, net of related income tax benefits.

------------------------------------------------------------------------------
Ultratech Stepper, Inc.                                               Page 29

Management's Discussion and Analysis of Financial Condition and
   Results of Operations

Special Charge Relating to Termination of Japan Distributor

In December 1997, the Company terminated its relationship with its Japan distributor, Innotech Corporation. This resulted in a special charge of $3.5 million, or $0.11 per share, in the quarter ended December 31, 1997, net of related income tax benefits, primarily related to termination fees negotiated between the Company and Innotech. The Company is presently in the process of establishing a direct sales force in Japan. This is anticipated to contribute to higher selling, general and administrative expenses in 1998, relative to 1997.

Other Income, Net

Other income, net, which consists primarily of interest income, was $7.3 million for 1997 as compared with $6.3 million for 1996 and $4.6 million for 1995. The increases in 1997 and 1996 were attributed to interest earned on increased levels of cash equivalents, short-term investments and leases receivable.

Income Taxes

Income taxes represented 30%, 33% and 33% of income before income taxes for 1997, 1996 and 1995, respectively. The decrease in the tax rate for 1997, relative to 1996 and 1995, is primarily a result of tax benefits associated with the Company's research and development efforts together with higher tax-exempt income, relative to total income before income taxes. The Company presently anticipates that its effective tax rate in 1998 will remain at 30%; however, tax legislation and other factors may impact this rate further. The Company's effective tax rate currently differs from the U.S. statutory rate as a result of state income taxes and benefits associated with the Company's foreign sales corporation, tax-exempt income and credits for research and development, net of other individually immaterial items.

Liquidity and Capital Resources

Cash flows provided by operating activities were $5.6 million for the year ended December 31, 1997, as compared with $12.6 million provided by operating activities during the comparable period in 1996. Positive cash flows from operating activities during 1997 were primarily attributed to net income of $17.6 million and net non-cash charges to income of $15.5 million, which include a $3.6 million pre-tax charge for the write-off of in-process research and development associated with the Company's purchase of the assets of Lepton Inc., partially offset by a net cash requirement of $27.4 million as a result of changes in operating assets and liabilities. The negative net effect from changes in operating assets and liabilities was primarily attributed to an increase of $13.1 million in leases receivable, a $6.1 million increase in accounts receivable, a $1.8 million increase in inventories and a decrease in accrued liabilities of $6.4 million, partially offset by a $2.9 million increase in accounts payable. The Company anticipates that the current trend of nonlinearity of shipments and extended customer payment terms will continue to keep accounts receivable levels at unusually high levels for at least the next several quarters. Such trends, should they continue, would expose the Company to numerous risks, which could materially adversely affect the Company's business, financial condition and results of operations.

                                  [GRAPH]
                             Capital Expenditure
                             (Dollars in Millions)

The Company believes that because of the relatively long manufacturing cycle of certain of its systems, particularly newer products, the Company's investment in inventories will continue to represent a significant portion of working capital. Additionally, the Company has incurred and will continue to incur significant additional levels of inventory, plant and equipment as a result of the anticipated volume production of its electron beam lithography system and anticipated introduction of its rapid thermal annealing/laser doping system. As a result of such investments, the Company will be subject to increased risk of inventory obsolescence, impairment of long-lived assets and other factors, which could materially adversely affect the Company's business, financial condition and results of operations.

------------------------------------------------------------------------------
Page 30                                                Ultratech Stepper, Inc.

Management's Discussion and Analysis of Financial Condition and
   Results of Operations


At December 31, 1997, the Company had working capital of $223.2 million. The Company's principal sources of liquidity at December 31, 1997 consisted of $164.3 million in cash, cash equivalents and short-term investments and $4 million in various unsecured lines of credit. As of December 31, 1997, there was $0.1 million outstanding under such facilities.

For the year ended December 31, 1997, cash provided by financing activities was $3.9 million, principally as a result of the issuance of Common Stock pursuant to the exercise of employee stock options and the issuance of stock under the Company's employee stock purchase plan.

                                  [GRAPH]
                              Working Capital
                            (Dollars in millions)

During the year ended December 31, 1997, the Company used $13.4 million of cash in its investing activities, including $9.3 million for capital expenditures, $3.1 million for the purchase of the assets of Lepton Inc. and $0.8 million for the net investment of cash in short-term investments. The Company intends to continue to make significant capital expenditures during 1998 related to the expansion of its manufacturing facilities, the manufacture of its systems for sales demonstration and engineering development purposes and additional capital expenditures related to research, development and engineering, sales and service and management information systems. As a result of these capital expenditures, the Company's depreciation and amortization costs are anticipated to increase significantly and may negatively impact the Company's results of operations in the event of a further downturn in the Company's business cycles.

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish twenty-first century dates from twentieth century dates. As a result, in less than two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. The Company has commenced, for all of its information systems and software contained in the products it sells, a year 2000 date conversion project to address necessary code changes, testing and implementation. Significant uncertainty exists concerning the potential effects associated with such compliance. The Company expects such modifications will be made on a timely basis and does not believe that the cost of such modifications will have a material effect on the Company's operating results. There can be no assurance, however, that the Company and/or its vendors will be able to modify timely and successfully such products, services and systems to comply with year 2000 requirements, which could have a material adverse effect on the Company's business, financial condition and results of operations, including costs associated with related litigation.

The development and manufacture of new lithography systems and enhancements are highly capital intensive. In order to remain competitive, the Company must continue to make significant expenditures for capital equipment, sales, service, training and support capabilities; investments in systems, procedures and controls; expansion of operations and research and development, among many items. The Company expects that cash flow from operations, its cash, cash equivalents and short-term investments and funds available under its lines of credit will be sufficient to meet the Company's cash requirements for the next twelve months. Beyond the next twelve months, the Company may require additional equity or debt financing to address its working capital or capital equipment needs. Additionally, the Company may in the future pursue acquisitions of complementary product lines, technologies or businesses. Future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect any Company profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies; the diversion of management's attention from other business concerns; risks of entering markets in which the Company has no or limited direct prior experience; and the potential loss of key employees of the acquired company. In the event that such an acquisition does occur, there can be no assurance as to the effect thereof on the Company's business or operating results. Additionally, the Company is experiencing increased interest in its equipment leasing program. Continued success of this strategy may result in the further formation of significant long-term receivables and would require the use of substantial amounts of working capital. The formation of significant long-term receivables and the granting of extended customer payment terms exposes the Company to additional risks, including potentially higher customer concentration and higher potential operating expenses relating to customer defaults. To the extent that the Company's financial resources are insufficient to fund the Company's activities, additional funds will be required. There can be no assurance that additional financing will be available on reasonable terms or at all.


------------------------------------------------------------------------------
Ultratech Stepper, Inc.                                               Page 31

Consolidated Balance Sheets

                                                                December 31,        December 31,
In thousands, except share amounts                                  1997                1996
Assets
Current assets:
   Cash and cash equivalents                                      $ 43,898            $ 47,771
   Short-term investments                                          120,451             119,638
   Accounts receivable, less allowance for doubtful accounts
     of $2,258 in 1997 and $1,151 in 1996                           45,947              39,845
   Inventories                                                      37,337              35,524
   Leases receivable--current portion                                2,408                 193
   Prepaid expenses and other current assets                         1,840                 655
   Deferred income taxes                                             5,142               8,439
                                                                ----------------------------------
Total current assets                                               257,023             252,065

Equipment and leasehold improvements, net                           22,285              19,242
Restricted investments                                               5,325               5,129
Leases receivable                                                   11,354                 425
Other assets                                                         4,014               3,911
                                                                ----------------------------------
Total assets                                                      $300,001            $280,772
                                                                ==================================

Liabilities and Stockholders' Equity
Current liabilities:
   Note payable                                                   $     94            $      -
   Accounts payable                                                 12,295               9,400
   Accrued expenses                                                 17,502              23,929
   Advance billings                                                    872                 646
   Income taxes payable                                              3,034               5,406
                                                                ----------------------------------
Total current liabilities                                           33,797              39,381

Deferred income taxes                                                2,103                 732
Other liabilities                                                      469                 712
Commitments and contingencies
Stockholders' equity:
   Preferred Stock, $.001 par value:
      2,000,000 shares authorized; none issued                           -                   -
   Common Stock, $.001 par value:
      30,000,000 shares authorized;
      issued and outstanding--20,786,288 at December 31, 1997
      and 20,310,443 at December 31, 1996                               21                  20
   Additional paid-in capital                                      170,200             164,288
   Net unrealized gains on investments                                 271                  65
   Retained earnings                                                93,140              75,574
                                                                ----------------------------------
Total stockholders' equity                                         263,632             239,947
                                                                ----------------------------------
Total liabilities and stockholders' equity                        $300,001            $280,772
                                                                ==================================

See accompanying notes to consolidated financial statements.


------------------------------------------------------------------------------
Page 32                                                Ultratech Stepper, Inc.

Consolidated Statements of Income

                                                             Years Ended December 31,
                                                        ---------------------------------
In thousands, except per share amounts                    1997        1996        1995

Net sales                                               $147,349    $193,508    $157,831
Cost of sales                                             69,671      88,615      75,543
                                                        ---------------------------------
Gross profit                                              77,678     104,893      82,288
Research, development and engineering                     26,431      27,220      22,655
Selling, general and administrative                       26,177      30,995      27,851
Acquired in-process research and development               3,619         -           -
Special charge relating to termination of
   Japan distributor                                       3,450         -           -
                                                        ---------------------------------
Operating income                                          18,001      46,678      31,782
Interest expense                                            (165)       (236)       (206)
Other income, net                                          7,258       6,265       4,594
                                                        ---------------------------------
Income before income taxes                                25,094      52,707      36,170
Income taxes                                               7,528      17,396      11,936
                                                        ---------------------------------
Net income                                              $ 17,566    $ 35,311    $ 24,234
                                                        ---------------------------------
Net income per share-basic                              $   0.85    $   1.76    $   1.32
Number of shares used in per share
   computations-basic                                     20,553      20,079      18,425

Net income per share-diluted                            $   0.81    $   1.66    $   1.20
Number of shares used in per share
  computations-diluted                                    21,681      21,271      20,154
                                                        ---------------------------------

See accompanying notes to consolidated financial statements.

------------------------------------------------------------------------------
Ultratech Stepper, Inc.                                               Page 33

Consolidated Statements of Cash Flow


                                                                Years Ended December 31,
                                                         ---------------------------------------
In thousands                                                1997         1996          1995
Cash flows from operating activities:
Net income                                                $ 17,566     $ 35,311      $ 24,234
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization                            7,234        6,060         3,848
    Loss on disposal of equipment                               93           43           261
    Deferred income taxes                                    4,566         (898)       (2,369)
    Write-off of acquired in-process
       research and development                              3,619          -             -
    Changes in operating assets and liabilities:
       Accounts receivable                                  (6,102)     (15,928)       (7,794)
       Inventories                                          (1,813)      (8,137)       (5,570)
       Prepaid expenses and other current assets            (1,185)         677          (911)
       Leases receivable-current portion                    (2,215)        (193)          -
       Leases receivable-long-term                         (10,929)        (425)          -
       Other assets                                           (874)      (1,184)       (1,961)
       Accounts payable                                      2,895       (3,525)        7,428
       Accrued expenses                                     (6,427)         712         9,782
       Advance billings                                        226       (3,425)        2,399
       Income taxes payable                                   (251)       3,738         5,917
       Other liabilities                                      (761)        (186)          320
                                                         ---------------------------------------
Net cash provided by operating activities                    5,642       12,640        35,584

Cash flows from investing activities:
Capital expenditures                                        (9,337)      (7,849)       (9,760)
Investments in securities                                 (681,316)    (593,545)     (896,010)
Proceeds from sales of investments                         165,192      266,593       396,993
Proceeds from maturing investments                         515,342      337,442       404,273
Purchase of certain assets of Lepton Inc.                   (3,101)         -             -
Segregation of restricted investments                         (175)        (170)       (4,996)
                                                         ---------------------------------------
Net cash provided by (used in) investing activities        (13,395)       2,471      (109,500)

Cash flows from financing activities:
Repayment of promisory note                                    -           (400)         (400)
Proceeds from issuance of short-term debt                       99        7,500         3,000
Repayment of short-term debt                                    (5)      (7,500)       (3,000)
Proceeds from issuance of Common Stock                       3,786        2,699        90,222
                                                         ---------------------------------------
Net cash provided by financing activities                    3,880        2,299        89,822
                                                         ---------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        (3,873)      17,410        15,906
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD            47,771       30,361        14,455
                                                         ---------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                $ 43,898     $ 47,771      $ 30,361
                                                         ---------------------------------------
Supplemental disclosures of cash flow information:
     Cash paid during the period for:
        Interest                                          $    185     $    238      $    187
        Income taxes                                         3,254       14,500         8,517
     Other non-cash changes
        Systems transferred from inventory to equipment
           and other assets                               $  4,208     $  2,384      $  3,570
                                                         ---------------------------------------

See accompanying notes to consolidated financial statements.

------------------------------------------------------------------------------
Page 34                                                Ultratech Stepper, Inc.

Notes to Consolidated Financial Statements


1. NATURE OF OPERATIONS

Ultratech Stepper, Inc. (the "Company") and its subsidiaries develop, market and manufacture photolithography equipment for use in the integrated circuit fabrication process; in the development and fabrication of photomasks for the production of integrated circuits; in the fabrication of thin film heads for high-capacity disk drives; and in the manufacture of micromachined components that are used extensively in telecommunications, automotive and medical applications. Principal markets for the Company's products include the U.S., Europe and Asia.


2. CONCENTRATION OF RISKS

Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to increase manufacturing capacity or to restructure current manufacturing facilities, either of which typically involves a significant commitment of capital. For this and other reasons, the Company's systems typically have a lengthy sales cycle during which the Company may expend substantial funds and management effort in securing a sale. Additionally, the markets for the Company's products are subject to rapid technological change, which requires the Company to respond with new products and enhanced versions of existing products. Lengthy sales cycles and rapid technological change subject the Company to a number of significant risks, including inventory obsolescence, significant after-sales support and fluctuations in operating results, which are difficult to estimate and over which the Company has little or no control. Sole-source and single-source suppliers provide critical components and services for the manufacture of the Company's products. The reliance on sole or limited groups of suppliers may subject the Company from time to time to quality, allocation and pricing constraints. For a further discussion of the Company's business and risk factors, please refer to the Company's Annual Report on Form 10-K.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, short-term investments, trade receivables and long-term customer financing. The Company places its cash equivalents, short-term investments and restricted investments with high credit-quality financial institutions. The Company invests its excess cash in commercial paper, readily marketable debt instruments and collateralized funds of U.S. and state government entities. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. A majority of the Company's trade receivables and lease receivables are derived from sales in various geographic areas, principally the U.S., Europe, Japan, South Korea, Taiwan and Southeast Asia, to large companies within the integrated circuit, thin film head, photomask and micromachining industries. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit and security agreements, whenever deemed necessary. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable and leases receivable. The formation of significant long-term receivables and the granting of extended customer payment terms exposes the Company to additional risks, including potentially higher customer concentration and higher potential operating expenses relating to customer defaults.

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

------------------------------------------------------------------------------
Ultratech Stepper, Inc.                                               Page 35

Notes to Consolidated Financial Statements


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

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as interest, dividends, realized gains and losses and declines in value judged to be other than temporary are included in other income, net. The cost of securities sold is based on the specific identification method.

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

DERIVATIVE FINANCIAL INSTRUMENTS   Off-balance-sheet transactions, consisting
of forward currency contracts, have from time to time been utilized by the Company to hedge obligations denominated in foreign currencies. To date, these transactions have been immaterial to the consolidated operations of the Company.

REVENUE RECOGNITION   Sales of the Company's products are generally recorded
upon shipment, which usually precedes final customer acceptance, provided that collection of the related receivable is probable. The Company also sells service contracts for which revenue is deferred and recognized ratably over the contract period.

From time to time, the Company leases its products to customers, typically as sales-type leases. These leases generally have a five-year term.

WARRANTY   The Company generally warrants its products for a period of up to 12 months from the date of customer acceptance for material and labor to repair the product; accordingly, a provision for the estimated cost of the warranty is recorded at the time revenue is recognized.

RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES   The Company is actively
engaged in basic technology and applied research programs designed to develop new products and product applications. In addition, substantial ongoing product and process improvement engineering and support programs relating to existing products are conducted within engineering departments and elsewhere. Research, development and engineering costs are charged to operations as incurred.

The Company has entered into various research and development arrangements with certain third parties to jointly develop new products and technology. Under such programs, the Company generally receives funding from the third parties over an extended period based on achieving certain milestones or based on a cost-sharing arrangement. Such funds are not anticipated to cover all the costs of the programs and are recorded as reductions to research, development and engineering expense based on the percentage of completion of each project. For the years ended 1997, 1996 and 1995, the Company recognized approximately $580,000, $2,688,000 and $1,590,000, respectively, in related funding. As of December 31, 1997, there were no amounts remaining to be funded on these contracts.


------------------------------------------------------------------------------
Page 36                                                Ultratech Stepper, Inc.

Notes to Consolidated Financial Statements

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT   During the first quarter of
1997, the Company completed the acquisition of the assets of Lepton Inc., a developer of electron beam lithography systems. As a result of this acquisition, the Company recognized a one-time pre-tax charge in the quarter ended March 31, 1997 for acquired in-process research and development expense of $3.6 million.

SPECIAL CHARGE RELATING TO TERMINATION OF JAPAN DISTRIBUTOR   In December
1997, the Company terminated its relationship with its Japan distributor, Innotech Corporation. This resulted in a special charge of $3.5 million in the quarter ended December 31, 1997, related primarily to termination fees negotiated between the Company and Innotech.

FOREIGN CURRENCY ACCOUNTING The U.S. dollar is the functional currency for all foreign operations. Foreign exchange gains and losses, which result from the process of remeasuring foreign currency financial statements into U.S. dollars or from transactions during the period, have been immaterial and are included in other income, net.

STOCK-BASED COMPENSATION   The Company has elected to follow Accounting
Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options and stock purchase plan. Pro forma information regarding net income and net income per share is disclosed as required by the FASB's Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), which also requires that the information be determined as if the Company accounted for its stock-based compensation subsequent to December 31, 1994 under the fair value method of that Statement.

BASIC AND DILUTED NET INCOME PER SHARE   In February 1997, the FASB issued
Statement No. 128, "Earnings per Share." Statement 128 replaced the calculation of primary and fully diluted net income per share with basic and diluted net income per share. Unlike primary net income per share, basic net income per share excludes any dilutive effects of options, warrants and convertible securities. Diluted net income per share is very similar to the previously reported fully diluted net income per share. All net income per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

The following sets forth the computation of basic and diluted net income per share:


                                                              Years Ended December 31,
                                                       --------------------------------------
In thousands, except per share amounts                     1997         1996         1995
Numerator:
  Net income                                             $ 17,566     $ 35,311     $ 24,234
Denominator:
  Denominator for basic net income per share               20,553       20,079       18,425
  Effect of dilutive employee stock options                 1,128        1,192        1,729
                                                       --------------------------------------
  Denominator for diluted net income per share             21,681       21,271       20,154
                                                       --------------------------------------
Net income per share--basic                              $   0.85     $   1.76    $    1.32
                                                       --------------------------------------
Net income per share--diluted                            $   0.81     $   1.66    $    1.20
                                                       --------------------------------------

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS   In June 1997, the FASB issued
Statement No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements, and Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for a company's business segments and related disclosures about it's products, services, geographic areas and major customers. Both Statements No. 130 and No. 131 are effective for fiscal years beginning after December 15, 1997. The Company has not assessed the effect that these new standards will have on its consolidated financial statements and/or disclosures.

------------------------------------------------------------------------------
Ultratech Stepper, Inc.                                               Page 37

4. INVESTMENTS

The Company classifies all of its investments as "available for sale," in accordance with the provisions of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the Company states its investments at estimated fair value. Fair values are estimated based on quoted market prices or pricing models using current market rates. The Company deems all investments, except those restricted, to be available to meet current working capital requirements.

The following is a summary of the Company's investments:


                                                     December 31, 1997                        December 31, 1996
                                        ---------------------------------------    -------------------------------------
                                         Amortized      Gross        Estimated       Amortized     Gross       Estimated
                                                      Unrealized                                Unrealized
                                                      ----------                                ----------
Short-term investments, in thousands       Cost      Gains   Losses  Fair Value        Cost    Gains  Losses   Fair Value
U.S. Treasury securities
     and obligations of
     U.S. government agencies           $ 16,744      $  9    $ 22    $ 16,731       $ 9,559    $ 11   $ 28    $  9,542
Obligations of states and
     political subdivisions              106,459       311      16     106,754       107,208     221     83     107,346
U.S. corporate debt securities            29,943        93       9      30,027        36,273      12     30      36,255
                                        --------------------------------------------------------------------------------
                                        $153,146      $413     $47    $153,512      $153,040    $244   $141    $153,143
                                        --------------------------------------------------------------------------------

Restricted investments
U.S. Treasury securities
   and obligations of
   U.S. government agencies             $  3,606      $  7     $ -    $  3,613      $  5,131    $  -   $  5    $  5,126
Obligations of states and
   political subdivisions                    -           -       -         -               3       -      -           3
U.S. corporate debt securities             1,712         -       -       1,712             -       -      -           -
                                        --------------------------------------------------------------------------------
                                        $  5,318      $  7     $ -    $  5,325      $  5,134    $  -   $  5    $  5,129
                                        --------------------------------------------------------------------------------
                                        $158,464      $420     $47    $158,837      $158,174    $244   $146    $158,272
                                        --------------------------------------------------------------------------------

The following is a reconciliation of the Company's investments to the balance sheet classifications at December 31:


In thousands                                 1997           1996
Cash equivalents                         $ 33,061       $ 33,505
Short-term investments                    120,451        119,638
Restricted investments                      5,325          5,129
                                        -------------------------
Investments, at estimated fair value     $158,837       $158,272
                                        -------------------------

Gross realized gains and losses were not material for the years ended December 31, 1997 and 1996. The adjustments to net unrealized gains and (losses) on investments are included as a separate component of stockholders' equity and totaled $206,000 and ($156,000), net of related taxes, for the years ended December 31, 1997 and 1996, respectively.


------------------------------------------------------------------------------
Page 36                                                Ultratech Stepper, Inc.

The amortized cost and estimated fair value of the Company's investments at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.


                                                  Amortized         Fair
In thousands                                         Cost           Value
Due in one year or less                           $105,894          $105,992
Due after one year through five years               52,570            52,845
                                               ------------------------------
                                                  $158,464          $158,837
                                               ------------------------------

5. INVENTORIES

Inventories consist of the following at December 31:

In thousands                                        1997               1996
Raw materials                                       $ 20,297           $ 17,625
Work-in-process                                        9,739             11,971
Finished products                                      7,301              5,928
                                                   -----------------------------
                                                    $ 37,337           $ 35,524
                                                   -----------------------------


6. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following at December 31:



In thousands                                          1997              1996
Machinery and equipment                               $ 18,739          $ 14,660
Leasehold improvements                                   2,877             1,701
Office furniture and equipment                          15,457            12,441
                                                     ---------------------------
                                                        37,073            28,802
Accumulated depreciation and amortization              (14,788)           (9,560)
                                                     ---------------------------
                                                      $ 22,285          $ 19,242
                                                     ---------------------------

7. ACCRUED EXPENSES

Accrued expenses consist of the following at December 31:


In thousands                                   1997                1996
Salaries and benefits                        $  5,018            $  7,132
Warranty reserves                               5,871               9,424
Settlement/Japan distributor                    3,051                   -
Other                                           3,562               7,373
                                             ----------------------------
                                             $ 17,502            $ 23,929
                                             ----------------------------

------------------------------------------------------------------------------
Ultratech Stepper, Inc.                                               Page 39

Notes to Consolidated Financial Statements

8. CREDIT FACILITIES

The Company has credit facilities for borrowings in various currencies up to $4,000,000 on an unsecured basis with various banks. These agreements include facility fees, allow for borrowings at rates including the banks' prime reference rate, require compliance with certain financial covenants and restrict the Company's ability to pay cash dividends. A $3,000,000 credit facility expires in May 1998 and the remaining $1,000,000 credit facility expires in September 1998. At December 31, 1997 and 1996, there were $0.1 million and $0 outstanding under these credit facilities, respectively.

9. STOCK-BASED COMPENSATION

1993 STOCK OPTION PLAN   Under the Company's 1993 Stock Option Plan, as
amended, qualified employees, nonemployee Board members and consultants may receive options to purchase shares of Common Stock at 85% to 100% of fair value at certain specified dates. These options generally vest in equal monthly installments over a period of approximately four years, with a minimum vesting period of twelve months from grant date, and generally expire ten years from date of grant. The plan will terminate on the earlier of January 6, 2003, or the date on which all shares available for issuance under the Plan have been issued. The plan includes a provision to automatically increase the shares reserved for issuance by an amount equal to 1.4% of the total number of shares of Common Stock outstanding on the last trading day of the immediately preceding fiscal year, through the year 2000. Under the plan, approximately 883,000 and 739,000 options were available for issuance at December 31, 1997 and 1996, respectively.

A summary of the Company's stock option activity, and related information follows:


                                             1997                               1996                        1995
                                  -----------------------------   -----------------------------   -----------------------------
                                               Weighted-Average                Weighted-Average                Weighted-Average
                                  Options        Exercise Price   Options        Exercise Price   Options        Exercise Price
Outstanding at January 1          2,350,208         $12.34        2,295,735       $ 9.95          2,367,408         $ 4.40
Granted                           1,017,300         $20.37          787,349       $17.92            475,900         $30.23
Exercised                          (379,730)        $ 6.09         (421,329)      $ 3.45           (493,263)        $ 2.94
Forfeited                          (427,526)        $21.49         (311,547)      $20.86            (54,310)        $ 9.20
                                  ----------------------------------------------------------------------------------------------
Outstanding at December 31        2,560,252         $14.94        2,350,208       $12.34          2,295,735         $ 9.95
                                  ----------------------------------------------------------------------------------------------

At December 31, 1997, options outstanding were as follows:

                                             Options Outstanding                             Options Exercisable
                             ------------------------------------------------------     ---------------------------------
                                             Weighted-Average
Range of                                Remaining Contractual      Weighted-Average                      Weighted-Average
Exercise Prices              Options             Life (Years)        Exercise Price     Options            Exercise Price
$ 0.050-$14.499              817,717                     5.41                $ 2.50     755,796                    $ 1.75
$14.500-$20.749            1,244,038                     8.80                $17.45     220,468                    $17.56
$20.750-$33.625              498,497                     8.38                $29.04     177,108                    $30.09
--------------------------------------------------------------------------------------------------------------------------
$ 0.050-$33.625            2,560,252                     7.64                $14.94   1,153,371                    $ 9.12


EMPLOYEE STOCK PURCHASE PLAN   In August 1995, the Company established an
Employee Stock Purchase Plan. The plan permits virtually all employees to purchase Common Stock through payroll deductions at 85% of the lower of the fair market value of the Common Stock on the first or last day of the offering period. The offering periods are twelve months. Under the Plan, approximately 268,000 shares and 114,000 shares of Common Stock were reserved and available for issuance at December 31, 1997 and 1996, respectively.


------------------------------------------------------------------------------
Page 40                                                Ultratech Stepper, Inc.

Notes to Consolidated Financial Statements

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

                                                   1997                1996
Expected life (in years)                            3.5                3.5
Risk-free interest rate                             5.6%               6.1%
Volatility factor                                   0.62               0.50
Dividend yield                                      0.0%               0.0%


The weighted-average expected life of the option is computed assuming a multiple-point approach with annual vesting periods. The weighted-average fair value per share of all options granted during 1997 and 1996 was $9.74 and $7.32, respectively.

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

For purposes of pro forma disclosures, the estimated fair value of options granted is amortized to expense over the options' four-year vesting period. Option grants are divided into annual vesting periods, resulting in the recognition of approximately 50% of the total compensation expense of the grant in the first year. Additionally, the potential tax benefit associated with the issuance of incentive stock options is not reflected until realized upon the disqualifying disposition of the shares. The Company's pro forma information follows:



In thousands, except per share amounts             1997         1996       1995
Pro forma net income                            $14,453        $31,985    $22,886
Pro forma net income per share-diluted          $  0.67         $ 1.52     $ 1.14

Because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998.

_____________________________________________________________________________
Ultratech Stepper, Inc.                                               Page 41

Notes to Consolidated Financial Statements

10. STOCKHOLDERS' EQUITY

The following table summarizes stockholders' equity activity:


                                                                    Stockholders' Equity
                                        -----------------------------------------------------------------------------------------
                                         Common Stock           Additional        Net Unrealized                       Total
                                         ---------------          Paid-in         Gains (Losses)     Retained      Stockholders'
In thousands                             Shares   Amount          Capital         on Investments       Earnings        Equity

Balance at January 1, 1995               16,550    $17          $ 64,416          $(435)             $ 16,029        $ 80,027
Sale of Common Stock pursuant to
  offering, net of offering expense
  of $5,056                               2,760      3            88,770             -                    -            88,773
Net issuance of Common Stock
  under stock option plan                   492      -             1,449             -                    -             1,449
Income tax benefit from stock option
  transactions                               -       -             4,506             -                    -             4,506
Net unrealized gain on investments,
  net of tax effect                          -       -               -              656                   -               656
Amortization of deferred compensation        -       -                13             -                    -                13
Net income                                   -       -               -               -                 24,234          24,234
                                        -----------------------------------------------------------------------------------------
Balance at December 31, 1995             19,802    $20          $159,154           $221              $ 40,263        $199,658
                                        -----------------------------------------------------------------------------------------
Net issuance of Common Stock under
  stock option plan and employee
  stock purchase plan                       508      -             2,700             -                    -             2,700
Income tax benefit from stock option
  and stock purchase plan transactions       -       -             2,420             -                    -             2,420
Net unrealized loss on investments,
  net of tax effect                          -       -                -            (156)                  -              (156)
Amortization of deferred compensation        -       -                14             -                    -                14
Net income                                   -       -                -              -                 35,311          35,311
                                        -----------------------------------------------------------------------------------------
Balance at December 31, 1996             20,310    $20          $164,288           $ 65              $ 75,574        $239,947
                                        -----------------------------------------------------------------------------------------
Net issuance of Common Stock under
  stock option plan and employee stock
  purchase plan                             476      1             3,785             -                    -             3,786
Income tax benefit from stock option
  and stock purchase plan transactions       -       -             2,121             -                    -             2,121
Net unrealized gain on investments,
  net of tax effect                          -       -                -             206                   -               206
Amortization of deferred compensation        -       -                 6             -                    -                 6
Net income                                   -       -                -              -                 17,566          17,566
                                        -----------------------------------------------------------------------------------------
Balance at December 31, 1997             20,786    $21          $170,200           $271              $ 93,140        $263,632
                                        -----------------------------------------------------------------------------------------

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

The Rights are redeemable, in whole but not in part, at the option of the Board of Directors at $.01 per Right, at any time within 10 days of the date they become exercisable and in certain other circumstances and will not become exercisable in certain instances where a transaction is approved by the Company's Board of Directors. The Rights will not prevent a takeover of the Company, but should encourage anyone seeking to acquire the Company to negotiate with the Company's Board of Directors.

Shares reserved for issuance under the Plan were 350,000 at December 31, 1997.

_______________________________________________________________________________
Page 42                                                 Ultratech Stepper, Inc.

Notes to Consolidated Financial Statements

11. EMPLOYEE BENEFIT PLANS

EMPLOYEE BONUS PLANS   The Company currently sponsors a profit sharing plan
and an executive incentive bonus plan that distribute employee awards based on the achievement of predetermined operating income targets. Employee awards under these various employee bonus plans, including awards deferred from prior years, were $447,000, $1,497,000 and $2,087,000 for 1997, 1996 and
1995, respectively.

EMPLOYEE SAVINGS AND RETIREMENT PLAN   The Company currently sponsors a
401(k) employee salary deferral plan that allows voluntary contributions by all full-time employees of from 1% to 20% of their pretax earnings. Company contributions will be made only if certain predetermined operating income targets are achieved. The Company has recognized expense of $0, $797,000 and $898,000 relating to this benefit plan for 1997, 1996 and 1995, respectively.

12. INCOME TAXES

The domestic and foreign components of income before income taxes are as follows:


                                                         YEARS ENDED DECEMBER 31,
                                             --------------------------------------
In thousands                                     1997           1996          1995
Domestic                                      $ 23,326        $ 48,058     $ 31,546
Foreign                                          1,768           4,649        4,624
                                             --------------------------------------
Income before income taxes                    $ 25,094        $ 52,707     $ 36,170
                                             --------------------------------------

Income taxes included the following:


                                                         YEARS ENDED DECEMBER 31,
                                             --------------------------------------
In thousands                                     1997           1996          1995

Federal:
     Current                                  $  2,142        $ 14,513      $ 11,136
     Deferred                                    3,925            (847)       (2,355)
                                             ---------------------------------------
                                                 6,067          13,666         8,781

State:
     Current                                       365           2,301         1,764
     Deferred                                      644             (31)         (172)
                                             ---------------------------------------
                                                 1,009           2,270         1,592

Foreign:
     Current                                       455           1,480         1,542
     Deferred                                       (3)            (20)           21
                                             ---------------------------------------
                                                   452           1,460         1,563
                                             ---------------------------------------
Total income tax provision                    $  7,528        $ 17,396      $ 11,936
                                             ---------------------------------------

The tax benefit associated with stock option and employee stock purchase plan transactions reduced taxes currently payable by $2,121,000, $2,420,000 and $4,506,000 for 1997, 1996 and 1995, respectively. Such benefits are credited to stockholders' equity when realized.


_____________________________________________________________________________
Ultratech Stepper, Inc.                                               Page 43

Notes to Consolidated Financial Statements

Income taxes reconcile to the amount computed by applying the U.S. statutory rate to income before income taxes as follows:

                                                       Years Ended December 31,
                                                 ----------------------------------------
In thousands                                       1997          1996         1995

Tax computed at statutory rate                     $  8,783      $ 18,447     $ 12,660
State income taxes (net of federal benefit)             656         1,476        1,035
Foreign sales corporation                               (90)       (1,179)        (671)
Tax-exempt income                                    (1,747)       (1,640)      (1,095)
Credits for research and development                   (612)         (693)        (328)
Other, net                                              538           985          335
                                                 ----------------------------------------
Income tax provision                               $  7,528      $ 17,396     $ 11,936
                                                 ----------------------------------------


Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred income tax assets and liabilities are as follows:



In thousands                                       1997                1996
Deferred tax assets:
    State taxes                                $    325            $  1,071
    Warranty reserves                             2,141               3,317
    Accrued vacation                                590                 615
    Inventory valuation                           3,869               6,251
    Other                                         2,136               1,432
Deferred tax liabilities:
    Deferred income                              (3,919)             (4,247)
    Lease revenue                                (1,489)                 -
    Other                                          (614)               (732)
                                               -------------------------------
Net deferred tax assets                        $  3,039            $  7,707
                                               -------------------------------

13. MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company's products are manufactured in the United States and are sold worldwide. The Company markets internationally through domestic and foreign-based sales and service operations and independent sales organizations. The Company operates in one business segment, which is the manufacture and distribution of photolithography equipment to manufacturers of integrated circuits, photomasks for the production of integrated circuits, thin film heads and micromachined components.

In 1997, sales to two customers accounted for 14% and 10% of the Company's net sales. In 1996, sales to two customers accounted for 17% and 12% of the Company's net sales. In 1995, sales to one customer accounted for 12% of the Company's net sales.

_______________________________________________________________________________
Page 44                                                 Ultratech Stepper, Inc.

Notes to Consolidated Financial Statements

The following table summarizes the Company's operations by geographic region.


                                                                                    Adjustment
                                                                                       and
In thousands                                United States      Asia      Europe    Eliminations   Consolidated
1997
Sales to unaffiliated domestic customers     $ 98,966        $   -       $    -       $    -        $ 98,966
Sales to unaffiliated foreign customers        33,938         1,200       13,245           -          48,383
Transfers between geographic locations          9,558         5,961          256       (15,775)          -
                                           ---------------------------------------------------------------------
Total net sales                              $142,462        $7,161      $13,501      $(15,775)     $147,349
                                           ---------------------------------------------------------------------
Operating income                             $ 16,171        $  319      $ 1,632      $   (121)     $ 18,001
                                           ---------------------------------------------------------------------
Identifiable assets                          $291,854        $2,292      $ 5,855      $     -       $300,001
                                           ---------------------------------------------------------------------

1996
Sales to unaffiliated domestic customers     $ 91,370        $   -       $   -        $     -       $ 91,370
Sales to unaffiliated foreign customers        76,242         1,593       24,303            -        102,138
Transfers between geographic locations         19,191         5,711          857        (25,759)         -
                                           ---------------------------------------------------------------------
Total net sales                              $186,803        $7,304      $25,160      $ (25,759)    $193,508
                                           ---------------------------------------------------------------------
Operating income                             $ 41,865        $  297      $ 4,396      $     120     $ 46,678
                                           ---------------------------------------------------------------------
Identifiable assets                          $269,088        $1,995      $ 9,689      $     -       $280,772
                                           ---------------------------------------------------------------------

1995
Sales to unaffiliated domestic customers     $ 70,617        $  -        $   -        $     -       $ 70,617
Sales to unaffiliated foreign customers        57,333         1,014       28,867            -         87,214
Transfers between geographic locations         22,479         4,575          301        (27,355)         -
                                           ---------------------------------------------------------------------
Total net sales                              $150,429       $ 5,589      $29,168      $ (27,355)    $157,831
                                           ---------------------------------------------------------------------
Operating income                             $ 27,451       $   254      $ 4,319      $    (242)    $ 31,782
                                           ---------------------------------------------------------------------
Identifiable assets                          $233,030       $ 1,858      $10,540      $     -       $245,428
                                           ---------------------------------------------------------------------

Sales and transfers between geographic areas are made at transfer prices that approximate arms-length distributor pricing between the domestic and international operations.

The Company believes that the severe currency and equity market fluctuations that have been experienced recently by many of the Asian markets has resulted, and may continue to result, in delays, deferrals and cancellations of orders of the Company's products, particularly in the short-term, which will have a material adverse effect on the Company's business, financial condition and results of operations. The Company's operations in foreign countries are not currently subject to significant exchange rate fluctuations, principally because sales contracts for the Company's systems are generally denominated in U.S. dollars. However, international sales expose the Company to a number of additional risk factors, including fluctuations in the value of local currencies relative to the U.S. dollar, which, in turn, impact the relative cost of ownership of the Company's products.

_____________________________________________________________________________
Ultratech Stepper, Inc.                                               Page 45

Notes to Consolidated Financial Statements

14. Commitments

The Company leases its facilities, undeveloped land and certain equipment under operating leases. Under certain of its leasing arrangements, the Company is subject to escalation charges and also retains certain renewal and purchase options. As of December 31, 1997, the minimum annual rental commitments are as follows:


1998                                       $ 3,942,000
1999                                         3,352,000
2000                                         2,772,000
2001                                         1,370,000
2002                                         1,213,000
Thereafter                                   2,353,000
                                           -----------
                                           $15,002,000
                                           ===========

Rent expense was approximately $3,401,000, $2,841,000 and $2,721,000, for the years ended December 31, 1997, 1996 and 1995, respectively.

The Company presently leases 6.4 acres of land located in San Jose, California. This lease expires in November 1998. As part of this transaction, the Company has segregated $5.3 million of its securities as collateral for certain obligations of the lessor pertaining to this land. These securities are restricted as to withdrawal, and are managed, subject to certain limitations, by the Company under its investment policy.











_______________________________________________________________________________
Page 46                                                 Ultratech Stepper, Inc.

Report of Ernst & Young LLP, Independent Auditors



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ULTRATECH STEPPER, INC.

We have audited the accompanying consolidated balance sheets of Ultratech Stepper, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultratech Stepper, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                              /s/ ERNST & YOUNG LLP
                                              ----------------------------

San Jose, California
January 23, 1998











_____________________________________________________________________________
Ultratech Stepper, Inc.                                               Page 47

Investor Information


Investor Information
Exchange: Nasdaq National Market
Symbol: UTEK
Closing price (12/31/97): $19.875
Dividend yield: Nil
Market capitalization (millions) at 12/31/97: $413
Industry: Semiconductor capital equipment
Market segments: integrated circuits, photomasks, thin film heads and micromachined components

As of March 10, 1998, the Company had approximately 36,300 beneficial stockholders, including 793 stockholders of record.

Price Range of Common Stock

The following table sets forth, for periods indicated, the range of high and low sale prices of the stock as reported by the National Association of Securities Dealers, Inc.:


                                                             1997                       1996
                                                ---------------------------     -------------------
Fiscal Quarter                                     High                 Low     High            Low
First Quarter                                   $30.625             $20.500   $31.750        $15.875
Second Quarter                                   25.375              17.000    28.250         16.625
Third Quarter                                    34.375              22.500    21.500         14.000
Fourth Quarter                                   34.500              18.500    27.750         16.125


The following graph sets forth, for periods indicated, the range of stock price/earnings ratios, based on high, low and closing stock prices:


[Graph]
Price/Earnings Performance

Quarter          High        Low        Close
-------          ----        ---        -----
Q1/96             27         13          15
Q2/96             20         12          14
Q3/96             14          9          12
Q4/96             17         10          17
Q1/97             18         12          15
Q2/97             17         12          16
Q3/97             26         17          25
Q4/97             31         16          18



Dividend Information

The Company has not paid cash dividends on its Common Stock since inception, and its Board of Directors presently plans to reinvest the Company's earnings in its business. Accordingly, it is anticipated that no cash dividends will be paid to holders of Common Stock in the foreseeable future.

Inquiries Concerning the Company

Ultratech Stepper welcomes inquiries from its stockholders and other interested investors. For additional copies of this report, the Form 10-K or other information, please contact:

Ultratech Stepper, Inc.
Investor Relations
3050 Zanker Road
San Jose, CA 95134
Phone: (408) 321-8835

Background on the Company and its products, financial information and our online annual report, as well as other useful information, which may be of interest to investors, can be found at the Company's home page on the world wide web at www.ultratech.com.

Transfer Agent and Registrar:

Questions regarding misplaced stock certificates, change of address or the consideration of accounts should be addressed to the Company's transfer agent:

The First National Bank of Boston
c/o Boston EquiServe LP
P.O. Box 644
Boston, MA 02102


Annual Meeting

The Ultratech Stepper, Inc. annual meeting of stockholders will be held at 10:00 a.m. on Wednesday, June 3, 1998, at the Beverly Heritage Hotel, Milpitas, California.

Independent Auditors
Ernst & Young LLP
San Jose, California


General Counsel
Brobeck, Phleger & Harrison LLP
Palo Alto, California


_______________________________________________________________________________
Page 48                                                 Ultratech Stepper, Inc.